UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

28 JULY 2016

Commission File number 001-15246

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-211791 and 333-211791-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the half-year ended 30 June 2016, and is being incorporated by reference into the Registration Statement with File Nos. 333-211791 and 333-211791-01.

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the half-year ended 30 June 2016.

Statutory basis: Statutory information is set out on pages 44 to 93. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: These results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance.

– losses on redemption of the Enhanced Capital Notes and the volatility in the value of the embedded equity conversion feature;

– market volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements as well as that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;

– restructuring costs, comprising severance related costs relating to the Simplification programme announced in October 2014 and the costs of implementing regulatory reform and ring fencing;

– TSB Banking Group plc (TSB) build and dual running costs and the loss relating to the TSB sale in 2015; and

– payment protection insurance and other conduct provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the half-year ended 30 June 2016 to the half-year ended 30 June 2015, and the balance sheet analysis compares the Group balance sheet as at 30 June 2016 to the Group balance sheet as at 31 December 2015.

Restatement: With effect from 1 January 2016 the unsecured personal loans business was transferred from Retail to Consumer Finance and elements of the Group’s business in the Channel Islands and Isle of Man were transferred from Retail to Commercial Banking. The results for the six months ended 30 June 2016 and the comparative periods are reported on the new basis.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates (including low or negative rates), exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the exit by the UK from the European Union (EU) and the potential for one or more other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of an exit by the UK from the EU, a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the United States or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints.

Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in Lloyds Banking Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

LLOYDS BANKING GROUP PLC

SUMMARY OF RESULTS

	Half-year to 30 June 2016	Half-year to 30 June 2015	Change since 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	%	£m

Statutory results (IFRS)
Total income, net of insurance claims	8,320	8,807	(6)	8,614
Total operating expenses	(5,504)	(7,453)	26	(7,934)
Trading surplus	2,816	1,354		680
Impairment	(362)	(161)		(229)
Profit before tax	2,454	1,193		451
Profit (loss) attributable to ordinary shareholders	1,590	677		(211)
Basic earnings (loss) per share	2.3p	1.0p		(0.2)p
Dividends per share[1]	0.85p	0.75p	13	2.0p

Underlying basis (page 6)
Underlying profit	4,161	4,383	(5)	3,729

[1]	Half-year to 31 December 2015 includes a special dividend of 0.5 pence per share.

Capital and balance sheet	At 30 June 2016	At 31 Dec 2015	Change since 31 Dec 2015
			%

Statutory
Loans and advances to customers	£453bn	£455bn	−
Customer deposits	£423bn	£418bn	1
Loan to deposit ratio[1]	107%	109%	(2)pp

Common equity tier 1 ratio[2]	13.1%	12.8%	0.3pp
Tier 1 capital ratio[2]	16.4%	16.4%	−
Total capital ratio[2]	21.8%	21.5%	0.3pp
Risk-weighted assets[2]	£223bn	£223bn	−

[1]	Loans and advances to customers (excluding reverse repos) divided by customer deposits (excluding repos).
[2]	Reported on the transitional basis.

LLOYDS BANKING GROUP PLC

STATUTORY INFORMATION (IFRS)

CONSOLIDATED INCOME STATEMENT

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£ million	£ million	£ million

Interest and similar income	8,479	8,975	8,640
Interest and similar expense	(3,254)	(3,483)	(2,814)
Net interest income	5,225	5,492	5,826
Fee and commission income	1,502	1,598	1,654
Fee and commission expense	(682)	(607)	(835)
Net fee and commission income	820	991	819
Net trading income	7,180	3,018	696
Insurance premium income	4,212	1,414	3,378
Other operating income	993	890	626
Other income	13,205	6,313	5,519
Total income	18,430	11,805	11,345
Insurance claims	(10,110)	(2,998)	(2,731)
Total income, net of insurance claims	8,320	8,807	8,614
Regulatory provisions	(445)	(1,835)	(3,002)
Other operating expenses	(5,059)	(5,618)	(4,932)
Total operating expenses	(5,504)	(7,453)	(7,934)
Trading surplus	2,816	1,354	680
Impairment	(362)	(161)	(229)
Profit before tax	2,454	1,193	451
Taxation	(597)	(268)	(420)
Profit for the period	1,857	925	31

Profit attributable to ordinary shareholders	1,590	677	(211)
Profit attributable to other equity holders	204	197	197
Profit attributable to equity holders	1,794	874	(14)
Profit attributable to non-controlling interests	63	51	45
Profit for the period	1,857	925	31

LLOYDS BANKING GROUP PLC

SUMMARY CONSOLIDATED BALANCE SHEET

	At 30 June 2016	At 31 Dec 2015
Assets	£ million	£ million

Cash and balances at central banks
Trading and other financial assets at fair value through profit or loss	73,399	58,417
Derivative financial instruments	146,177	140,536
Loans and receivables:	47,323	29,467
Loans and advances to customers	453,033	455,175
Loans and advances to banks	25,958	25,117
Debt securities	3,996	4,191
	482,987	484,483
Available-for-sale financial assets	35,860	33,032
Held-to-maturity investments	21,500	19,808
Other assets	40,986	40,945
Total assets	848,232	806,688

Liabilities
Deposits from banks	23,162	16,925
Customer deposits	423,279	418,326
Trading and other financial liabilities at fair value through profit or loss	52,094	51,863
Derivative financial instruments	42,376	26,301
Debt securities in issue	88,758	82,056
Liabilities arising from insurance and investment contracts	107,722	103,071
Subordinated liabilities	22,935	23,312
Other liabilities	38,968	37,854
Total liabilities	799,294	759,708

Shareholders’ equity	43,151	41,234
Other equity instruments	5,355	5,355
Non-controlling interests	432	391
Total equity	48,938	46,980
Total equity and liabilities	848,232	806,688

REVIEW OF RESULTS

The Group recorded a profit before tax of £2,454 million for the half year to 30 June 2016, an increase of £1,261 million compared with the profit before tax of £1,193 million for the half year to 30 June 2015.

Total income, net of insurance claims, decreased by £487 million, or 6 per cent, to £8,320 million for the half year to 30 June 2016 from £8,807 million in the half year to 30 June 2015.

Net interest income decreased by £267 million, or 5 per cent, to £5,225 million in the half year to 30 June 2016 compared with £5,492 million in the same period in 2015. This was due in part to an increase of £165 million in the charge within net interest income for amounts allocated to unit holders in Open-Ended Investment Companies (OEICs), from £357 million in the half year to 30 June 2015 to £522 million in the half year to 30 June 2016, as a result of higher investment returns in 2016; there was no significant impact from changes in the population of consolidated OEICs. Excluding this charge from both periods, and the £192 million net interest income of TSB from the comparative period, net interest income was £90 million, or 2 per cent, higher at £5,747 million in the half year to 30 June 2016 compared with £5,657 million in the same period in 2015.

LLOYDS BANKING GROUP PLC

REVIEW OF RESULTS (continued)

The net interest margin on the Group’s relationship lending and similar assets improved, offsetting a small reduction in average interest-earning assets, which principally related to lending outside of the Group’s risk appetite as well as in the mortgages and larger corporate portfolios, only partly offset by growth in other personal finance and SME lending. The improvement in margin reflected lower deposit and wholesale funding costs, a one-off credit to net interest income related to the credit card portfolio and the impact of the Enhanced Capital Note (ECN) redemptions, more than offsetting pressure on asset prices.

Other income increased by £6,892 million to £13,205 million in the half year to 30 June 2016, compared with £6,313 million in the same period in 2015, due mainly to a £4,162 million increase in net trading income, reflecting higher income from the insurance businesses driven by the impact of market conditions on policyholder assets. These market movements, together with the increase in insurance premium income, were largely offset in the Group’s income statement by a £7,112 million increase in the insurance claims expense, and the impact on net interest income of amounts allocated to unit holders in Open-Ended Investment Companies. Insurance premium income was £2,798 million higher at £4,212 million compared with £1,414 million in the half year to 30 June 2015; underlying premium income of £3,373 million in 2015 having been offset by a charge of £1,959 million relating to the recapture by a third party insurer of a portfolio of policies previously reassured with the Group. Excluding this item from the comparable period, the insurance premium income of £4,212 million in the half year to 30 June 2016 was £839 million, or 25 per cent, higher as a result of increased bulk annuity business.

Net fee and commission income was £171 million, or 17 per cent, lower at £820 million in the half year to 30 June 2016 compared with £991 million in the half year to 30 June 2015, principally as a result of the disposal of TSB and reduced levels of card and current account fees.

Other operating income was £103 million, or 12 per cent, higher at £993 million in the half year to 30 June 2016 compared with £890 million in the half year to 30 June 2015. In the half year to 30 June 2016 the Group realised a gain of £484 million arising on the sale of its investment in Visa Europe Limited, there was a £152 million increase in liability management gains and an improvement in income from the movement in value of in-force insurance business; together these items more than offset a net loss of £721 million arising on the Group’s tender offers and redemptions in respect of its ECNs which completed in March 2016. This loss principally comprised the write-off of the embedded equity conversion feature and premiums paid under the terms of the transaction.

There was a total regulatory provisions charge of £460 million in the half-year to 30 June 2016 compared to £1,835 million in the same period in 2015 of which £445 million (half-year to 30 June 2015: £1,835 million) was in expenses and £15 million (half-year to 30 June 2015: £nil) was recognized within income. No further provision has been taken for PPI, where complaint levels over the first half of 2016 have been around 8,500 per week on average, broadly in line with expectations. The Group’s current PPI provision reflects the Group’s interpretation of the Financial Conduct Authority’s (FCA) consultation paper regarding a potential time bar, the Plevin case and the expected conclusion by mid-2018. The Group awaits the FCA’s final decision however, should the time bar be longer than the proposed two years or the FCA’s final decision be significantly delayed, then the Group may need to reassess its provision. The total charge of £460 million related to a range of other conduct issues and included £215 million in respect of arrears related activities on secured and unsecured retail products, £70 million in respect of complaints relating to packaged bank accounts and £50 million related to insurance products sold in Germany. In addition there were a number of smaller additions to existing conduct risk provisions totalling £125 million across all divisions.

Other operating expenses decreased by £559 million, or 10 per cent, to £5,059 million in the half year to 30 June 2016 compared with £5,618 million in the half year to 30 June 2015; although the half year to 30 June 2015 included a charge of £665 million relating to the disposal of TSB, adjusting for which costs were £106 million, or 2 per cent, higher at £5,059 million in the half year to 30 June 2016 compared with £4,953 million in the same period in 2015 as savings from the Group’s restructuring initiatives have been more than offset by the impact of annual pay increases, higher levels of operating lease depreciation following continued growth in the Lex Autolease business and higher levels of restructuring costs.

LLOYDS BANKING GROUP PLC

REVIEW OF RESULTS (continued)

Impairment losses increased by £201 million to £362 million in the half year to 30 June 2016 compared with £161 million in the half year to 30 June 2015. The impairment charge in respect of loans and receivables was £50 million, or 28 per cent, higher at £229 million in the half year to 30 June 2016 compared to £179 million in the same period in 2015.

Credit quality remains good and the increased charge is largely due to a reduction in the level of provision releases and lower write-backs from debt sales. In addition, there was an impairment charge of £146 million in respect of certain equity investments in the Group’s available-for-sale portfolio.

The tax charge for the half year to 30 June 2016 was £597 million (half year to 30 June 2015: £268 million), representing an effective tax rate of 24 per cent. The effective tax rate reflects the impact of tax exempt gains and capital losses not previously recognised.

Total assets were £41,544 million or 5 per cent, higher at £848,232 million at 30 June 2016, compared with £806,688 million at 31 December 2015. Cash and balances at central banks were £14,982 million, or 26 per cent, higher at £73,399 million compared to £58,417 million at 31 December 2015, as the Group made use of favourable opportunities for the placing of funds; and derivative assets were £17,856 million, or 61 per cent, higher at £47,323 million compared to £29,467 million at 31 December 2015, as a result of increased market activity at the end of June 2016 and movements in exchange rates. Loans and advances to customers decreased by £2,142 million from £455,175 million at 31 December 2015 to £453,033 million at 30 June 2016; growth in unsecured personal finance and SME lending was more than offset by reductions in larger corporate lending, mortgage balances, as the Group concentrates on protecting margin in the current market, and in the portfolio of lending which is outside of the Group’s risk appetite. Customer deposits increased by £4,953 million to £423,279 million compared with £418,326 million at 31 December 2015 following growth in corporate and SME deposits. Shareholders’ equity increased by £1,917 million, or 5 per cent, from £41,234 million at 31 December 2015 to £43,151 million at 30 June 2016 as a result of the retained profit for the period of £1,794 million and the positive impact of other reserve movements, in particular in relation to the cash flow hedging reserve, more than offsetting total dividend payments in the period of £1,427 million.

The Group’s wholesale funding was £131 billion at 30 June 2016 (31 December 2015: £120 billion) of which 39 per cent (31 December 2015: 32 per cent) had a maturity of less than one year. The Group’s liquidity position remains satisfactory and the liquidity coverage ratio was in excess of 100 per cent at 30 June 2016.

The Group's transitional common equity tier 1 capital ratio increased to 13.1 per cent at the end of June 2016 from 12.8 per cent at the end of December 2015 and the transitional total capital ratio increased to 21.8 per cent (31 December 2015: 21.5 per cent).

LLOYDS BANKING GROUP PLC

SEGMENTAL ANALYSIS OF PROFIT (LOSS) BEFORE TAX BY DIVISION (UNAUDITED)

Underlying basis

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£ million	£ million	£ million

Retail	1,548	1,603	1,488
Commercial Banking	1,236	1,212	1,266
Consumer Finance	690	756	625
Insurance	446	584	378
Other	241	228	(28)
Underlying profit before tax	4,161	4,383	3,729

The Group Executive Committee (GEC), which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess the Group’s performance and allocate resources; this reporting is provided on an underlying profit before tax basis. The GEC believes that this basis better represents the performance of the Group. IFRS 8 requires that the Group present its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental underlying basis profit before tax in note 2 on page 53 of its financial statements in compliance with IFRS 8 Operating Segments.

The aggregate total of the underlying basis segmental results constitutes a non-GAAP measure as defined in the United States Securities and Exchange Commission’s Regulation G. Management uses the aggregate and segmental underlying profit before tax, both non-GAAP measures, as measures of performance and believes that they provide important information for investors because they are comparable representations of the Group’s performance. Profit before tax is the comparable GAAP measure to aggregate underlying profit before tax; the following table sets out the reconciliation of this non-GAAP measure to its comparable GAAP measure.

LLOYDS BANKING GROUP PLC

GROUP PROFIT RECONCILIATIONS

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	£m

Underlying profit	4,161	4,383	3,729
Asset sales	335	(52)	106
Enhanced Capital Notes	(790)	(390)	289
Liability management	146	(6)	(22)
Own debt volatility	69	57	70
Other volatile items	(50)	36	(165)
Volatility arising in insurance business	(372)	18	(123)
Fair value unwind	(110)	(77)	(115)
Restructuring and TSB build and dual running costs	(307)	(117)	(138)
Charge relating to TSB disposal	−	(660)	−
Payment protection insurance provision	−	(1,400)	(2,600)
Other conduct provisions	(460)	(435)	(402)
Amortisation of purchased intangibles	(168)	(164)	(178)
Profit before tax – statutory	2,454	1,193	451

Asset sales

Asset sales comprise the gains and losses on asset disposals (half-year to 30 June 2016: gain of £335 million; half-year to 30 June 2015: loss of £52 million), principally of assets which were outside of the Group’s risk appetite; the gain in the half-year to 30 June 2016 includes the gain of £484 million on the sale of the Group’s investment in Visa Europe.

Enhanced Capital Notes

The loss relating to the ECNs in the first half of 2016 was £790 million, representing the write-off of the embedded derivative and the premium paid on the redemption of the remaining notes completed in the first quarter of 2016.

Liability management

Gains of £146 million arose in the half-year to 30 June 2016 (half-year to 30 June 2015: losses of £6 million) on transactions undertaken as part of the Group’s management of its wholesale funding and capital.

Own debt volatility

Own debt volatility includes a £59 million gain (half-year to 30 June 2015: gain of £53 million) relating to the change in fair value of the small proportion of the Group’s wholesale funding which was designated at fair value at inception.

Other volatile items

Other volatile items includes the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting, resulting in a gain of £30 million (a gain of £5 million arose in the first half of 2015). Other volatile items also include a negative net derivative valuation adjustment of £80 million (half-year to 30 June 2015: gain of £31 million), reflecting movements in the market implied credit risk associated with customer derivative balances.

Volatility relating to the insurance business

The Group’s statutory profit before tax is affected by insurance volatility caused by movements in financial markets generating a variance against expected returns, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge. Volatility relating to the insurance business reduced the Group’s statutory profit by £372 million in the first half of 2016; this compares to positive insurance volatility of £18 million in the first half of 2015.

LLOYDS BANKING GROUP PLC

GROUP PROFIT RECONCILIATIONS (continued)

Volatility comprises the following:

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	£m

Insurance volatility	(328)	(109)	(194)
Policyholder interests volatility	(10)	83	4
Total volatility	(338)	(26)	(190)
Insurance hedging arrangements	(34)	44	67
Total	(372)	18	(123)

Insurance volatility

The Group’s insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that the changes in both the value of the liabilities and investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division’s results on the basis of an expected return in addition to results based on the actual return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility.

The expected gross investment returns used to determine the underlying profit of the business are based on prevailing market rates and published research into historical investment return differentials for the range of assets held. Where appropriate, rates are updated throughout the year to reflect changing market conditions and changes in the asset mix. The rates used for calculating these expected returns are an average of the 15 year swap rate over the preceding 12 months and where appropriate, rates are updated throughout the year to reflect changing market conditions. The negative insurance volatility during the period ended 30 June 2016 of £328 million primarily reflects a widening of credit spreads and low returns on cash investments.

Policyholder interests volatility

Accounting standards require that tax on policyholder investment returns should be included in the Group’s tax charge rather than being offset against the related income. The result is, therefore, to either increase or decrease profit before tax with a related change in the tax charge. Timing and measurement differences exist between provisions for tax and charges made to policyholders. Consistent with the expected approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility. In the first half of 2016, the statutory results before tax included a debit to other income which relates to policyholder interests volatility totalling £10 million (first half of 2015: credit of £83 million) relating to offsetting movements in equity, bond and gilt returns.

Insurance hedging arrangements

The Group purchased put option contracts in 2016 to protect against deterioration in equity market conditions and the consequent negative impact on the value of in-force business on the Group balance sheet. These were financed by selling some upside potential from equity market movements. On a mark-to-market basis a charge of £34 million was recognised in relation to these contracts in the first half of 2016.

LLOYDS BANKING GROUP PLC

GROUP PROFIT RECONCILIATIONS (continued)

Fair value unwind

The statutory (IFRS) results include the impact of the acquisition-related fair value adjustments arising from the acquisition of HBOS in 2009; these adjustments affect a number of line items.

The principal financial effects of the fair value unwind are to reflect the effective interest rates applicable at the date of acquisition, on assets and liabilities that were acquired at values that differed from their original book value, and to recognise the reversal of credit and liquidity risk adjustments as underlying instruments mature or become impaired. Generally, this leads to higher interest expense as the value of HBOS’s own debt accretes to par and a lower impairment charge reflecting the impact of acquisition balance sheet valuation adjustments.

Restructuring and TSB costs

Restructuring costs in the half-year to 30 June 2016 were £307 million and included severance related costs of the Simplification programme together with £60 million relating to work on implementing the ring-fencing requirements. In the half-year to 30 June 2015 Simplification programme costs were £32 million and TSB build and dual running costs were £85 million.

Payment protection insurance (PPI)

No further provision has been taken for PPI, where complaint levels over the first half of 2016 have been around 8,500 per week on average, broadly in line with expectations. The Group’s current PPI provision reflects the Group’s interpretation of the Financial Conduct Authority’s (FCA) consultation paper regarding a potential time bar, the Plevin case and the expected conclusion by mid-2018. The Group awaits the FCA’s final decision however, should the time bar be longer than the proposed two years or the FCA’s final decision be significantly delayed, then the Group may need to reassess its provision.

Other conduct provisions

There was a charge of £460 million to cover a range of other conduct issues. The charge for the half-year included £215 million in respect of arrears related activities on secured and unsecured retail products, £70 million in respect of complaints relating to packaged bank accounts and £50 million related to insurance products sold in Germany. In addition there were a number of smaller additions to existing conduct risk provisions totalling £125 million across all divisions.

Amortisation of purchased intangibles

A total of £4,650 million of customer-related intangibles, brands, core deposit intangibles and purchased credit card relationships were recognised on the acquisition of HBOS in 2009 and these are being amortised over their estimated useful lives, where this has been determined to be finite. This has resulted in a charge of £168 million in the half-year to 30 June 2016 (half-year to 30 June 2015: £164 million).

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income. The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased and the core deposit intangible is the benefit derived from a large stable deposit base that has low interest rates.

LLOYDS BANKING GROUP PLC

DIVISIONAL HIGHLIGHTS

RETAIL

Retail offers a broad range of financial service products, including current accounts, savings and mortgages, to UK personal customers, including Wealth and small business customers. It is also a distributor of insurance, and a range of long-term savings and investment products. Our aim is to be the best bank for customers in the UK, by building deep and enduring relationships that deliver value to customers, and by providing them with greater choice and flexibility. We will maintain our multi-brand and multi-channel strategy and continue to simplify the business and provide more transparent products, helping to improve service levels and reduce conduct risks.

Progress against strategic initiatives

•	Largest digital bank in the UK with over 12 million active online users including 7 million mobile users.

•	Continued to attract new customers through positive switching activity, particularly through the Halifax challenger brand which has attracted more than 1 in 5 customers switching in the first half of 2016.

•	Continued to improve our customer proposition including the launch of Android Pay and our announced support for the proposed Pay by Bank app.

•	Leading the way on the Government’s drive for improved financial inclusion by providing 1 in 3 basic bank accounts to disadvantaged and low income customers. January also saw the launch of the new Basic Bank Account, improving access to banking within the UK in line with industry changes.

•	We remain committed to supporting first-time buyers and continue to be the largest lender to this customer group. Retail continues to be a leading supporter of the UK government’s Help to Buy scheme, with lending of £4.1 billion under the mortgage guarantee element of the scheme to date.

•	On track to help 100,000 start-up businesses get off the ground in 2016. Continuing to improve our proposition to small business customers, launching a range of new to market products and services.

•	Continued to expand the use of Remote Advice (Video Interview) expansion across Mortgages, Wealth and Retail Business Banking.

−	In March, Halifax became one of the first high street banks to offer Video Mortgage Interviews for customers from the comfort of their own home.

o	So far over 1,000 interviews have taken place, with record customer satisfaction levels, 98 per cent of customers rated the service as Excellent or Good, NPS average of 78 per cent.

Financial performance

•	Underlying profit decreased 3 per cent to £1,548 million, with lower net interest income and a slightly higher impairment charge partially offset by a reduction in operating costs.

•	Net interest income has decreased 2 per cent driven in part by a reduction in balances as we focus on protecting margins.

•	Other income in line with 2015.

•	Total costs decreased 2 per cent to £2,144 million as efficiency savings more than covered a 20 per cent increase in investment. Staff numbers have reduced by 5 per cent in the 12 months to June 2016.

•	Impairment increased by £28 million to £162 million.

•	Loans and advances to customers fell 2 per cent to £300.5 billion in the first half of 2016, with the open mortgage book (excluding specialist mortgage book and Intelligent Finance) reducing 1 per cent reflecting actions to protect the net interest margin in a highly competitive low growth environment.

•	Customer deposits decreased 1 per cent to £271.3 billion, driven by a reduction in tactical balances.

•	Risk-weighted assets increased by £0.6 billion to £55.2 billion.

LLOYDS BANKING GROUP PLC

RETAIL (continued)

	Half-year to 30 June 2016	Half-year to 30 June 2015[1]	Change	Half-year to 31 Dec 2015[1]	Change
	£m	£m	%	£m	%

Net interest income	3,296	3,364	(2)	3,300	−
Other income	558	554	1	561	(1)
Total income	3,854	3,918	(2)	3,861	−
Operating costs	(2,144)	(2,181)	2	(2,158)	1
Operating lease depreciation	−	−		−
Impairment	(162)	(134)	(21)	(215)	25
Underlying profit	1,548	1,603	(3)	1,488	4

Banking net interest margin	2.23%	2.25%	(2)bp	2.20%	3bp
Average interest-earning banking assets	£305.0bn	£307.4bn	(1)	£306.6bn	(1)
Asset quality ratio	0.11%	0.09%	2bp	0.14%	(3)bp
Return on risk-weighted assets	5.70%	5.94%	(24)bp	5.50%	20bp
Return on assets	1.02%	1.05%	(3)bp	0.96%	6bp

Key balance sheet items	At 30 June 2016	At 31 Dec 2015[1]	Change
	£bn	£bn	%

Loans and advances excluding closed portfolios	272.0	275.5	(1)
Closed portfolios	28.5	30.1	(5)
Loans and advances to customers	300.5	305.6	(2)
Relationship balances	249.9	249.3
Tactical balances	21.4	24.4	(12)
Customer deposits	271.3	273.7	(1)
Total customer balances	571.8	579.3	(1)

Risk-weighted assets	55.2	54.6	1

[1]	Restated. See basis of presentation on the inside front cover.

LLOYDS BANKING GROUP PLC

COMMERCIAL BANKING

Commercial Banking has been supporting British business for over 250 years. It has a client-led, low risk, capital efficient strategy, helping UK-based clients and international clients with a link to the UK. Through our four client facing divisions – SME, Mid Markets, Global Corporates and Financial Institutions – we provide clients with a range of products and services such as lending, transactional banking, working capital management, risk management, debt capital markets services, as well as access to private equity through Lloyds Development Capital.

Progress against strategic initiatives

•	Good progress against strategic initiatives has delivered underlying profit growth and increased returns.

•	Remain committed to supporting SME and Mid Market companies in the UK, increasing lending by £2 billion year-on-year and providing UK Manufacturers with over £500 million of funding support in 2016.

•	The Financial Institution franchise has delivered solid income growth across a wide product set.

•	Strengthened the balance sheet in Global Corporates through disciplined capital usage and strong deposit growth.

•	Reduced onboarding times and enhanced client analytics, allowing relationship managers to spend more time with clients and offer better quality support.

•	Continued to help Britain prosper, facilitating over £7.9 billion of financing in the first half of 2016 to support UK government infrastructure projects, including the construction of the Beatrice Offshore Wind Farm that is expected to power more than 470,000 homes, create c.5,000 new jobs and provide significant long-term economic benefits to the UK.

•	Awarded Business Bank of the Year at the FD’s excellence Awards for the 12th consecutive year.

Financial performance

•	Underlying profit up 2 per cent to £1,236 million reflecting our low risk business model and the strategy to manage clients through the cycle.

•	Stable income performance. Net interest income up 3 per cent, supported by high quality deposit growth and reduced funding costs leading to 33 basis points improvement in net interest margin.

•	Other income decrease largely driven by lower capital market volumes.

•	Operating costs down 2 per cent reflecting dynamic cost management through headcount rationalisation, supported by efficiency initiatives.

•	Operating lease charges increased due to accelerated depreciation on a small number of assets.

•	Impairments release of £35 million reflects active risk management with a number of write-backs and releases.

•	Maintained lending to customers whilst reducing risk-weighted assets, with SME growth continuing to outperform the market and increases in Mid Markets.

•	Continued capital optimisation, with risk-weighted assets decreasing £1.4 billion reflecting asset reductions partly offset by foreign exchange movements. Our disciplined approach to capital and credit management has been recognised through the award of Credit Portfolio Manager of the year at the 2016 Risk Awards.

•	Deposits increased 7 per cent with a 9 per cent increase in Global Transaction Banking balances since December 2015 and 12 per cent since June 2015. Momentum has continued in attracting high quality deposits in SME, Global Corporates and Financial Institutions, improving the balance sheet strength of the Group.

•	Return on risk-weighted assets of 2.42 per cent increased 11 basis points, demonstrating the continued progress in delivering sustainable returns.

LLOYDS BANKING GROUP PLC

COMMERCIAL BANKING (continued)

	Half-year to 30 June 2016	Half-year to 30 June 2015[1]	Change	Half-year to 31 Dec 2015[1]	Change
	£m	£m	%	£m	%

Net interest income	1,306	1,266	3	1,310	−
Other income	982	1,027	(4)	1,045	(6)
Total income	2,288	2,293	−	2,355	(3)
Operating costs	(1,035)	(1,059)	2	(1,103)	6
Operating lease depreciation	(52)	(14)		(16)
Impairment release/(charge)	35	(8)		30	17
Underlying profit	1,236	1,212	2	1,266	(2)

Banking net interest margin	3.18%	2.85%	33bp	3.10%	8bp
Average interest-earning banking assets	£88.1bn	£91.1bn	(3)	£88.9bn	(1)
Asset quality ratio	(0.06)%	0.04%	(10)bp	(0.02)%	(4)bp
Return on risk-weighted assets	2.42%	2.31%	11bp	2.43%	(1)bp
Return on assets	1.31%	1.08%	23bp	1.38%	(7)bp

Key balance sheet items	At 30 June 2016	At 31 Dec 2015[1]	Change
	£bn	£bn	%

SME	30.0	29.2	3
Other	72.0	72.8	(1)
Loans and advances to customers	102.0	102.0
Customer deposits	141.4	131.9	7
Total customer balances	243.4	233.9	4

Risk-weighted assets	101.8	103.2	(1)

[1]	Restated. See basis of presentation on the inside front cover.

LLOYDS BANKING GROUP PLC

CONSUMER FINANCE

From 1 January 2016, Consumer Finance comprises motor finance, credit cards, unsecured personal loans and European mortgages and deposit taking. This brings together all consumer lending products to enable better and more coordinated focus on these underrepresented markets. Our aim is to deliver sustainable growth within risk appetite through building digital capability and continuing to create innovative propositions, underpinned by improvements to customer experience.

Progress against strategic initiatives

•	Creating the best customer experience

–	Black Horse recognised with several industry awards for the innovative new funding platform Sign-IT, which reduced processing time for new motor loans by 30 per cent while increasing security and customer protection, improving new customer net promoter scores by 14 per cent year-on-year.

–	Credit Cards delivered over 60 process improvements to the customer journey in the first six months of 2016 and a 30 per cent reduction in complaints compared to the same period two years ago with net promoter scores more than doubling.

–	Within Loans, the Flexible and Clarity Loan products were awarded 5 stars by Defaqto for quality and customer satisfaction for the fourth and fifth consecutive years respectively.

–	6,000 Lex Autolease customers now using new online vehicle servicing tool allowing choice of service provider and reviews of customer feedback.

•	Becoming simpler and more efficient

–	Reduced the variants of terms and conditions by c.90 per cent for 8 million credit card customers.

–	Lex Autolease have simplified their end of contract remarketing operation allowing a reduction in the number of operating sites and employees.

–	Black Horse reduced the processing time for onboarding new dealers from 22 days to 6 days.

•	Delivering sustainable growth

–	Black Horse delivered increased market share with lending balance growth of 30 per cent year-on-year to over £10 billion through continued focus on lower risk new business.

–	Lex Autolease fleet growth of over 25,000 units or 8 per cent year-on-year.

–	4 per cent growth in Consumer Credit Cards balances driven by an 8 per cent increase in retail spend and balance on new accounts up 5 per cent. There has been a 9 per cent increase in spend in Commercial Cards.

–	4 per cent year-on-year reduction in loans balances although new lending has increased 9 per cent, including a 41 per cent increase through the digital channel reflecting changing customer behaviour and investment in digital capability. The digital channel now accounts for 62 per cent of all new loans written.

Financial performance

•	Underlying profit of £690 million was down 9 per cent driven by lower debt sale benefits year-on-year.

•	Net interest income down 1 per cent to £994 million with net interest margin down 69 basis points to 6.27 per cent. Strong volume driven growth in high quality new business in Black Horse was partially offset by repayment of historic higher margin business. Cards benefited from a one-off credit in the first quarter but continued negative Euribor trends and a lower year-on-year balance in Loans led to an overall decline in margin.

•	Other operating income down 3 per cent to £658 million due to market-wide reduction in credit card interchange fees, more than offsetting the benefit of continued Lex Autolease fleet growth.

•	Operating costs down 8 per cent to £466 million with continued investment more than offset by efficiency savings.

•	Impairment charge up 88 per cent to £128 million, but broadly flat year-on-year excluding debt sale benefits. Flat underlying impairment charge despite book growth reflects the sustained credit quality of new business and close management of risk appetite.

•	UK Customer Assets increased 11 per cent year-on-year and 5 per cent since December 2015 driven by growth in Black Horse and Lex Autolease, with £4.8 billion of the three year £6 billion growth target delivered.

•	Customer deposits reduced by 20 per cent year-on-year and 18 per cent since December 2015 to £9.1 billion driven by re-pricing activity in response to continued weak Euribor rates and the Group’s balance sheet funding strategy.

•	Return on risk-weighted assets decreased 20 basis points year-on-year to 4.47 per cent broadly consistent with profit trends.

LLOYDS BANKING GROUP PLC

CONSUMER FINANCE (continued)

	Half-year to 30 June 2016	Half-year to 30 June 2015[1]	Change	Half-year to 31 Dec 2015[1]	Change
	£m	£m	%	£m	%

Net interest income	994	1,005	(1)	949	5
Other income	658	678	(3)	681	(3)
Total income	1,652	1,683	(2)	1,630	1
Operating costs	(466)	(506)	8	(471)	1
Operating lease depreciation	(368)	(353)	(4)	(367)	−
Impairment	(128)	(68)	(88)	(167)	23
Underlying profit	690	756	(9)	625	10

Banking net interest margin	6.27%	6.96%	(69)bp	6.29%	(2)bp
Average interest-earning banking assets	£32.9bn	£29.9bn	10	£31.1bn	6
Asset quality ratio	0.79%	0.47%	32bp	1.06%	(27)bp
Impaired loans as a % of closing advances	2.3%	3.4%	(1.1)pp	2.9%	(0.6)pp
Return on risk-weighted assets	4.47%	4.67%	(20)bp	3.87%	60bp
Return on assets	3.66%	4.46%	(80)bp	3.49%	17bp

Key balance sheet items	At 30 June 2016	At 31 Dec 2015[1]	Change
	£bn	£bn	%

Loans and advances to customers	33.7	31.5	7
Of which UK	27.9	26.6	5
Operating lease assets	3.7	3.5	6
Total customer assets	37.4	35.0	7
Of which UK	31.6	30.0	5
Customer deposits	9.1	11.1	(18)
Total customer balances	46.5	46.1	1

Risk-weighted assets	31.1	30.7	1

[1]	Restated. See basis of presentation on the inside front cover.

LLOYDS BANKING GROUP PLC

INSURANCE

The Insurance division is committed to providing a range of trusted and value for money protection, pension and investment products to meet the needs of our customers. Scottish Widows is helping almost six million customers protect what they value most and plan financially for the future. In addition, the general insurance business is protecting the homes, belongings, cars and businesses of over three million customers.

Progress against strategic initiatives

•	Continued to support corporate customers in de-risking their balance sheets, with the successful completion of a further three bulk annuity transactions. This takes the combined external deal size to over £1.25 billion since our entry into this market at the end of 2015.

•	Continued to leverage Group capabilities to source attractive, low risk, higher yielding assets to back our annuity liabilities. Total assets acquired to date are £6 billion.

•	Introduced an online transfer tool which enables customers to consolidate their workplace pension assets. This, together with the support already provided through the Scottish Widows ‘5 Steps to Retirement’ website, now enables all pensions customers to make informed choices and to take control of their retirement plans.

•	Provided more than £500 million of life assurance and critical illness cover to individuals and businesses across the UK through ‘Scottish Widows Protect’ which was launched into the intermediary channel at the end of 2015.

•	Helped more than 14,000 customers who were impacted by the storms and floods in the first half of 2016.

•	Strengthened our general insurance position with the launch in June of a flexible online home insurance offering which allows customers to tailor policies to their individual needs.

•	Supported development of the UK Government’s Flood Re scheme, launched in April 2016, which enables customers in high flood risk areas to secure affordable home insurance.

•	Responding to the recent FCA thematic review and recognising the Group’s significant base of longstanding Life, Pensions and Investment (LP&I) customers, a dedicated business unit has been created to support this customer group.

Financial performance

•	Underlying profit decreased by 24 per cent, to £446 million, with increased new business income, driven by the bulk transactions, more than offset by adverse economics and weather related claims. The 18 per cent increase relative to the second half of 2015 primarily reflects bulk annuity activity.

•	Costs increased by 7 per cent to £395 million, reflecting significant investment spend and a £29 million levy associated with the Flood Re scheme.

•	Life and pensions sales (PVNBP) increased by 32 per cent reflecting three bulk annuity deals secured in the first half, increased momentum on both Planning and Retirement and Protection and a stable performance from Corporate Pensions. Including the internal With-Profits fund bulk annuity transaction which boosted 2015, PVNBP decreased by 18 per cent.

•	General Insurance Gross Written Premiums (GWP) decreased by 1 per cent, reflecting the competitive Home market and the run off of legacy products which has been partly offset by continued growth in Motor.

Capital

•	The estimated Solvency II ratio of 144 per cent (1 January 2016 post dividend position: 151 per cent) represents the shareholder view of Solvency II surplus, and is aligned to the way in which capital is managed within the Insurance division. The reduction in the ratio primarily reflects adverse market volatility following the EU referendum and the capital invested in our successful external bulk annuity business.

LLOYDS BANKING GROUP PLC

INSURANCE (continued)

Performance summary

	Half-year to 30 June 2016	Half-year to 30 June 2015	Change	Half-year to 31 Dec 2015	Change
	£m	£m	%	£m	%
Net interest income	(80)	(73)	(10)	(90)	11
Other income	921	1,025	(10)	802	15
Total income	841	952	(12)	712	18
Operating costs	(395)	(368)	(7)	(334)	(18)
Underlying profit	446	584	(24)	378	18

Life and pensions sales (PVNBP)[1]	4,791	5,837	(18)	3,623	32
General Insurance total GWP[2]	555	561	(1)	587	(5)
General Insurance combined ratio	89%	73%	16pp	83%	6pp
Solvency II ratio	144%	n/a		151%	(7pp)

[1]	Present value of new business premiums relating to With-Profits fund annuity transfer sales were £2,386 million in 2015 and £243 million in 2016.
[2]	Gross written premiums.

Profit by product group

	Half-year to 30 June 2016
	New business income	Existing business income	Total income	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	£m	£m	£m

Corporate pensions	69	67	136	164	151
Bulk annuities	84	6	90	98	27
Planning and retirement	58	47	105	69	65
Protection	8	17	25	27	22
Longstanding LP&I	3	200	203	223	253
	222	337	559	581	518
Life and pensions experience and other items			124	151	84
General insurance			168	192	131
NII and free asset return			(10)	28	(21)
Total costs			(395)	(368)	(334)
Underlying profit			446	584	378

Presentation of profit by product group revised to reflect updated business units within Insurance. Full 2015 comparatives can be found on the Lloyds Banking Group Investor Relations website.

Life and pensions new and existing business income has decreased by £22 million with an increase in new business income of £18 million more than offset by a reduction in existing business income. The increase in new business income was driven by securing three bulk transactions in the first half of 2016, growth in Planning and retirement and Protection and a stable performance in Corporate pensions. This has more than offset lower income from the transfer of With-Profits fund annuities. Existing business income has decreased by £40 million, primarily driven by a reduction in the expected rate of return used to calculate life and pensions income.

There was a net benefit of £124 million in the first half of 2016 as a result of experience and other items. This included a £184 million benefit following the addition of a new death benefit to legacy pension contracts to align terms with other pensions products, partly offset by the effect of recent reforms on activity within the pensions market. The net benefit of £151 million in the first half of 2015 primarily reflected the significant benefits arising from the acquisition of a portfolio of low risk higher yielding assets to match long duration liabilities and benefits from changes to longevity assumptions.

General Insurance income net of claims has fallen by £24 million with income growth being more than offset by higher claims as a result of adverse weather in the first half of 2016. Excluding weather related claims income has increased 5 per cent.

LLOYDS BANKING GROUP PLC

RUN-OFF AND CENTRAL ITEMS

RUN-OFF

	Half-year to 30 June 2016	Half-year to 30 June 2015	Change	Half-year to 31 Dec 2015	Change
	£m	£m	%	£m	%

Net interest income	(59)	(19)		(69)	14
Other income	78	105	(26)	40	95
Total income	19	86	(78)	(29)
Operating costs	(38)	(74)	49	(76)	50
Operating lease depreciation	(8)	(7)	(14)	(7)	−
Impairment	10	32	(69)	(40)
Underlying (loss) profit	(17)	37		(152)	(89)

	At 30 June 2016	At 31 Dec 2015	Change
	£bn	£bn	%

Loans and advances to customers	10.4	10.3	1
Total assets	12.2	12.2	−
Risk-weighted assets	9.6	10.2	(6)

•	Run-off represents around 2 per cent of the Group’s loans and advances to customers and less than 5 per cent of risk-weighted assets.

•	The lower income and costs reflect the reduction in the run-off portfolio.

CENTRAL ITEMS

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	£m

Total income	221	36	140
Costs	37	38	(19)
Impairment	−	(1)	3
Underlying profit	258	73	124

•	Central items includes income and expenditure not attributed to divisions, including the costs of certain central and head office functions.

•	Total income has increased largely due to the under recovery of funding and capital related costs from divisions in the first half of 2015.

LLOYDS BANKING GROUP PLC

RISK MANAGEMENT

PRINCIPAL RISKS AND UNCERTAINTIES

The most significant risks faced by the Group which could impact the success of delivering against the Group’s long-term strategic objectives and through which global macro-economic, regulatory developments and market liquidity dynamics could manifest, are detailed below. Except where noted, there has been no significant change to the description of these risks or key mitigating actions disclosed in the Group’s 2015 Annual Report and Accounts, with any quantitative disclosures updated herein.

The Group has already considered many of the potential implications following the UK’s vote to leave the European Union and will now develop this work in greater detail to assess the impact to its customers, colleagues and products − as well as all legal, regulatory, tax, finance and capital implications.

Credit risk – The risk that customers to whom the Group has lent money or other counterparties with whom the Group has contracted, fail to meet their financial obligations, resulting in loss to the Group. Adverse changes in the economic and market environment or the credit quality of the Group’s counterparties and customers could reduce asset values and potentially increase write-downs and allowances for impairment losses, thereby adversely impacting profitability.

Conduct risk – The Group faces significant potential conduct risks, including selling products which do not meet customer needs, failing to deal with complaints effectively and exhibiting behaviours which do not meet market or regulatory standards.

Market risk – The risk that the Group’s capital or earnings profile is affected by adverse market movements, in particular interest rates and credit spreads in the Banking business, equity and credit spreads in the Insurance business, and credit spreads in the Group’s Defined Benefit Pension Schemes.

Operational risk – Significant operational risks which may result in financial loss, disruption or damage to the reputation of the Group, including the availability, resilience and security of core IT systems and the potential for failings in customer processes.

Capital risk – The risk that the Group has a sub-optimal amount or quality of capital or that capital is inefficiently deployed across the Group.

Funding and liquidity risk – The risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.

Regulatory and legal risk – The risks of changing legislation, regulation, policies, voluntary codes of practice and their interpretation in the markets in which the Group operates can have a significant impact on the Group, including its operations, business prospects, structure, costs and/or capital requirements and ability to enforce contractual obligations.

Governance risk – Against a background of increased regulatory focus on governance and risk management, the most significant challenges arise from the embedding of the Senior Managers and Certification Regime (SM&CR) and the requirement to ring-fence core UK financial services and activities from January 2019.

People risk – Key people risks include the risk that the Group fails to lead responsibly in an increasingly competitive marketplace, particularly with the introduction of the SM&CR in 2016. This may dissuade capable individuals from taking up senior positions within the industry.

Insurance risk – Key insurance risks within the Insurance business are longevity, persistency and property insurance. Longevity risk is increasing following entry into the bulk annuity market at the end of 2015. Longevity is also the key insurance risk in the Group’s Defined Benefit Pension Schemes.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO

Overview

•	Asset quality remains strong with portfolios continuing to benefit from the Group’s effective risk management and the continued low interest rates.

•	The impairment charge for the first half of 2016 was £245 million, 37 per cent higher than the first half of 2015. Gross charges remained broadly flat with the increase largely due to a reduction in the level of provision releases and lower write-backs from debt sales.

•	The asset quality ratio was 11 basis points in the first half of 2016 compared with 9 basis points in the first half of 2015, and the gross asset quality ratio (excluding releases and write-backs) was stable at 26 basis points compared with 25 basis points for the half year to 30 June 2015.

•	Impaired loans as a percentage of closing loans and advances reduced to 2.0 per cent at 30 June 2016, from 2.1 per cent at 31 December 2015, with impaired loans reducing by £277 million to £9,313 million during the period, mainly due to continued reductions in the Commercial Banking and Consumer Finance portfolios.

•	The Group now expects the asset quality ratio for the 2016 full year to be less than 20 basis points.

Low risk culture and prudent risk appetite

•	The Group continues to conservatively manage its book, with the portfolios benefiting from the focus on credit at origination and a prudent through the cycle approach to credit risk appetite. The changing global economic outlook has created uncertainty and market volatility and raised credit and economic concerns. The Group’s portfolios are well positioned against this uncertainty. The Group continues to carefully review external conditions, taking mitigating actions as required to manage its risk accordingly.

•	The Group is delivering sustainable lending growth by maintaining its lower risk origination discipline and underwriting standards despite terms and conditions in some of the Group’s markets being impacted by increased competition and uncertainty in some sectors.

•	Sector concentrations within the lending portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps limit exposure to certain higher risk sectors and asset classes.

•	The average indexed LTV of the Retail mortgages portfolio at 30 June 2016 was 43.2 per cent (31 December 2015: 46.1 per cent). The percentage of closing loans and advances with an indexed LTV greater than 100 per cent was 0.9 per cent (31 December 2015: 1.1 per cent).

•	The Group continues with its low risk approach to its UK Direct Real Estate sector. Gross drawn UK real estate lending has reduced by c.55 per cent from £43.9 billion in December 2010 to £19.8 billion at 30 June 2016, including core Commercial Banking lending of £18.9 billion. There is also a further £0.5 billion booked in the Islands commercial business. The Group’s significantly reduced legacy Run-off direct real estate portfolio has continued to fall to £0.9 billion at 30 June 2016, and now represents a very modest element of the total UK Direct Real Estate lending portfolio. This element is performing acceptably and is impaired as appropriate. Overseas direct real estate lending is now de minimis.

•	The Group’s credit processes and controls ensure effective risk management, including early identification and management of potential concern customers and counterparties. Our approach of through the cycle origination has helped ensure our portfolios enter this period of uncertainty in a strong position.

•	Run-off net external assets stood at £12,158 million during the first half of 2016. The portfolio represents only 2.3 per cent of the overall Group’s loans and advances (31 December 2015: 2.3 per cent).

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Impairment charge by division

	Half-year to 30 June 2016	Half-year to 30 June 2015[1]	Change since 30 June 2015	Half-year to 31 Dec 2015[1]
	£m	£m	%	£m
Retail:
Secured	32	49	35	49
Overdrafts	120	74	(62)	155
Other	10	11	9	11
	162	134	(21)	215
Commercial Banking:
SME	(5)	(4)	25	(18)
Other	(30)	12		(12)
	(35)	8		(30)
Consumer Finance:
Credit Cards	59	21		108
Loans	42	28	(50)	55
UK Motor Finance[2]	28	21	(33)	1
Europe[3]	(1)	(2)	(50)	3
	128	68	(88)	167
Run-off:
Ireland retail	−	(2)		(3)
Ireland corporate and CRE	(7)	75		(3)
Corporate real estate and other corporate	9	(52)		73
Specialist finance	(13)	(25)	(48)	(20)
Other	1	(28)		(7)
	(10)	(32)	(69)	40
Central items	−	1		(3)
Total impairment charge	245	179	(37)	389

Asset quality ratio	0.11%	0.09%	2bp	0.19%
Gross asset quality ratio	0.26%	0.25%	1bp	0.31%

[1]	Restated. See basis of presentation on the inside front cover.
[2]	UK Motor Finance comprises the UK motor finance portfolios, principally Black Horse and Lex Autolease.
[3]	Europe comprises Netherlands mortgages and German Consumer Finance products.

Total impairment charge comprises:

	Half-year to 30 June 2016	Half-year to 30 June 2015	Change since 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	%	£m

Loans and advances to customers	257	198	(30)	423
Debt securities classified as loans and receivables	−	(2)		−
Available-for-sale financial assets	−	−		4
Other credit risk provisions	(12)	(17)	(29)	(38)
Total impairment charge	245	179	(37)	389

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Group impaired loans and provisions

At 30 June 2016	Loans and advances to customers	Impaired loans	Impaired loans as % of closing advances	Impairment provisions[1]	Impairment provisions as % of impaired loans[2]
	£m	£m	%	£m	%
Retail:
Secured	297,350	3,909	1.3	1,442	36.9
Overdrafts	1,957	182	9.3	84	80.8
Other	3,023	76	2.5	35	70.0
	302,330	4,167	1.4	1,561	38.4
Commercial Banking:
SME	30,143	1,036	3.4	188	18.1
Other	72,617	1,317	1.8	609	46.2
	102,760	2,353	2.3	797	33.9
Consumer Finance:
Credit Cards	9,561	330	3.5	148	81.3
Loans	7,745	298	3.8	92	82.9
UK Motor Finance[3]	10,892	109	1.0	101	92.7
Europe[4]	5,874	40	0.7	21	52.5
	34,072	777	2.3	362	81.9
Run-off:
Ireland retail	4,472	146	3.3	135	92.5
Ireland corporate and CRE	23	2	8.7	−
Corporate real estate and other corporate	1,693	1,381	81.6	734	53.1
Specialist finance	4,023	383	9.5	187	48.8
Other	1,284	104	8.1	80	76.9
	11,495	2,016	17.5	1,136	56.3
Reverse repos and other items[5]	6,473	−		−
Total gross lending	457,130	9,313	2.0	3,856	43.5
Impairment provisions	(3,856)
Fair value adjustments[6]	(241)
Total Group	453,033

[1]	Impairment provisions include collective unidentified impairment provisions.
[2]	Impairment provisions as a percentage of impaired loans are calculated excluding Retail and Consumer Finance loans in recoveries
(£78 million in Retail Overdrafts, £26 million in Retail Other, £148 million in Consumer Finance Credit Cards and £187 million in Consumer Finance Loans).
[3]	UK Motor Finance comprises the UK motor finance portfolios, principally Black Horse and Lex Autolease.
[4]	Europe comprises Netherlands mortgages and German Consumer Finance products.
[5]	Includes £6.1 billion of lower risk loans sold by Commercial Banking and Retail to Insurance to back annuitant liabilities.
[6]	The fair value adjustments relating to loans and advances were those required to reflect the HBOS assets in the Group’s consolidated financial records at their fair value and took into account both the expected losses and market liquidity at the date of acquisition. The unwind relating to future impairment losses requires significant management judgement to determine its timing which includes an assessment of whether the losses incurred in the current period were expected at the date of acquisition and assessing whether the remaining losses expected at date of the acquisition will still be incurred. The element relating to market liquidity unwinds to the income statement over the estimated expected lives of the related assets, although if an asset is written-off or suffers previously unexpected impairment then this element of the fair value will no longer be considered a timing difference (liquidity) but permanent (impairment). The fair value unwind in respect of impairment losses incurred was £27 million for the period ended 30 June 2016 (30 June 2015: £37 million). The fair value unwind in respect of loans and advances is expected to continue to decrease in future years as fixed-rate periods on mortgages expire, loans are repaid or written-off, and will reduce to zero over time.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Group impaired loans and provisions (continued)

At 31 December 2015[1]	Loans and advances to customers	Impaired loans	Impaired loans as % of closing advances	Impairment provisions[2]	Impairment provisions as % of impaired loans[3]
	£m	£m	%	£m	%

Retail:
Secured	302,413	3,818	1.3	1,431	37.5
Overdrafts	2,028	211	10.4	95	78.5
Other	3,059	83	2.7	38	69.1
	307,500	4,112	1.3	1,564	39.2
Commercial Banking:
SME	29,393	1,149	3.9	213	18.5
Other	73,689	1,394	1.9	878	63.0
	103,082	2,543	2.5	1,091	42.9
Consumer Finance:
Credit Cards	9,425	366	3.9	153	81.8
Loans	7,889	367	4.7	102	83.6
UK Motor Finance[4]	9,582	134	1.4	90	67.2
Europe[5]	4,931	43	0.9	22	51.2
	31,827	910	2.9	367	75.5
Run-off:
Ireland retail	4,040	132	3.3	120	90.9
Ireland corporate and CRE	37	5	13.5	−
Corporate real estate and other corporate	1,873	1,410	75.3	745	52.8
Specialist finance	4,190	361	8.6	189	52.4
Other	1,282	117	9.1	96	82.1
	11,422	2,025	17.7	1,150	56.8
Reverse repos and other items[6]	5,798
Total gross lending	459,629	9,590	2.1	4,172	46.1
Impairment provisions	(4,172)
Fair value adjustments	(282)
Total Group	455,175

[1]	Restated. See basis of presentation on the inside front cover.
[2]	Impairment provisions include collective unidentified impairment provisions.
[3]	Impairment provisions as a percentage of impaired loans are calculated excluding Retail and Consumer Finance loans in recoveries
(£90 million in Retail Overdrafts, £28 million in Retail Other, £179 million in Consumer Finance Credit Cards and £245 million in Consumer Finance Loans).
[4]	UK Motor Finance comprises the UK motor finance portfolios, principally Black Horse and Lex Autolease.
[5]	Europe comprises Netherlands mortgages and German Consumer Finance products.
[6]	Includes £5.7 billion of lower risk loans sold by Commercial Banking and Retail to Insurance to back annuitant liabilities.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Retail

•	The impairment charge was £162 million in the first half of 2016, an increase of 21 per cent against the first half of 2015.

•	The asset quality ratio increased to 0.11 per cent in the first half of 2016 compared to 0.09 per cent in the first half of 2015.

•	Impaired loans increased by £55 million in the first half of 2016 to £4,167 million which represented 1.4 per cent of closing loans and advances to customers (31 December 2015: 1.3 per cent).

•	Impairment provisions as a percentage of impaired loans decreased to 38.4 per cent from 39.2 per cent at the end of 2015.

Secured

•	The impairment charge reduced by £17 million in the first half of 2016.

•	Loans and advances reduced by 1.7 per cent on the Secured book to £297 billion, with reductions in both the Mainstream and Buy-to-let portfolios. The closed Specialist portfolio has continued to run-off, reducing by 5.1 per cent to £19 billion.

•	Impaired loans increased by £91 million to £3,909 million in the first half of 2016. Impairment provisions as a percentage of impaired loans decreased to 36.9 per cent from 37.5 per cent at 31 December 2015.

•	The value of mortgages greater than three months in arrears (excluding repossessions) decreased by £19 million to £5,886 million at 30 June 2016 (31 December 2015: £5,905 million).

•	The average indexed LTV of the mortgages portfolio at 30 June 2016 decreased to 43.2 per cent compared with 46.1 per cent at 31 December 2015. The percentage of closing loans and advances with an indexed LTV in excess of 100 per cent decreased to 0.9 per cent at 30 June 2016, compared with 1.1 per cent at 31 December 2015.

•	The average LTV for new mortgages written in the first half of 2016 was 64.3 per cent compared with 64.7 per cent for 2015.

•	On the Buy-to-let book, new business quality remains strong with affordability assessments based on stressed rates.

Overdrafts

•	The impairment charge was £120 million in the first half of 2016, an increase of 62 per cent against the first half of 2015.

•	Impaired loans reduced by £29 million in the first half of 2016 to £182 million representing 9.3 per cent of closing loans and advances to customers, compared with 10.4 per cent at 31 December 2015.

Retail secured and unsecured loans and advances to customers	At 30 June 2016	At 31 Dec 2015[1]
	£m	£m

Mainstream	223,887	227,267
Buy-to-let	54,914	55,598
Specialist[2]	18,549	19,548
	297,350	302,413

Overdrafts	1,957	2,028
Wealth	2,138	2,164
Retail Business Banking	885	895
	4,980	5,087
Total	302,330	307,500

[1]	Restated. See basis of presentation on the inside front cover.
[2]	Specialist lending has been closed to new business since 2009.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Retail (continued)

Retail mortgages greater than three months in arrears (excluding repossessions)

	Number of cases		Total mortgage accounts %		Value of loans[1]		Total mortgage balances %
	June 2016	Dec 2015	June 2016	Dec 2015	June 2016	Dec 2015	June 2016	Dec 2015
	Cases	Cases	%	%	£m	£m	%	%

Mainstream	34,686	34,850	1.6	1.6	3,778	3,803	1.7	1.7
Buy-to-let	5,181	5,021	1.1	1.0	649	626	1.2	1.1
Specialist	8,797	8,777	6.7	6.4	1,459	1,476	7.9	7.6
Total	48,664	48,648	1.8	1.7	5,886	5,905	2.0	2.0

[1]	Value of loans represents total gross book value of mortgages more than three months in arrears.

The stock of repossessions decreased to 599 cases at 30 June 2016 compared to 654 cases at 31 December 2015.

Period end and average LTVs across the Retail mortgage portfolios

At 30 June 2016	Mainstream	Buy-to-let	Specialist	Total	Unimpaired	Impaired
	%	%	%	%	%	%

Less than 60%	59.1	55.3	54.1	58.1	58.3	38.7
60% to 70%	18.6	24.9	17.3	19.7	19.6	18.4
70% to 80%	13.2	11.4	13.6	12.9	12.9	15.0
80% to 90%	6.8	6.3	8.5	6.8	6.8	11.3
90% to 100%	1.6	1.3	2.8	1.6	1.6	6.7
Greater than 100%	0.7	0.8	3.7	0.9	0.8	9.9
Total	100.0	100.0	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	223,887	54,914	18,549	297,350	293,441	3,909
Average loan to value:[1]
Total book	41.0	52.7	49.2	43.2
New lending	64.8	62.3	n/a	64.3
Impaired	51.3	69.6	62.5	55.6

At 31 December 2015	Mainstream	Buy-to-let	Specialist	Total	Unimpaired	Impaired
	%	%	%	%	%	%
Less than 60%	52.2	45.4	43.7	50.4	50.7	30.9
60% to 70%	19.1	26.8	19.7	20.6	20.6	17.5
70% to 80%	15.5	15.0	15.5	15.4	15.4	16.9
80% to 90%	9.0	8.0	11.6	9.0	8.9	13.3
90% to 100%	3.2	3.9	5.5	3.5	3.4	9.5
Greater than 100%	1.0	0.9	4.0	1.1	1.0	11.9
Total	100.0	100.0	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	227,267	55,598	19,548	302,413	298,595	3,818
Average loan to value:[1]
Total book	43.6	56.3	53.3	46.1
New lending	65.2	63.0	n/a	64.7
Impaired	55.6	74.6	66.8	60.0

[1]	Average loan to value is calculated as total gross loans and advances as a percentage of the indexed total collateral of these loans and advances.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Commercial Banking

•	There was a net impairment release of £35 million in the first half of 2016, compared to a charge of £8 million in the first half of 2015, primarily driven by write-backs and provision releases. The portfolio continues to benefit from effective risk management and the continued low interest rate environment.

•	The credit quality of the portfolio and new business remains good.

•	Impaired loans reduced by 7.5 per cent to £2,353 million at 30 June 2016 compared with £2,543 million at 31 December 2015 and as a percentage of closing loans and advances reduced to 2.3 per cent from 2.5 per cent at 31 December 2015.

•	Impairment provisions reduced to £797 million at 30 June 2016 (31 December 2015: £1,091 million) and includes collective unidentified impairment provisions of £197 million (31 December 2015: £229 million). Provisions as a percentage of impaired loans reduced from 42.9 per cent to 33.9 per cent during the first half of 2016, heavily influenced by the net movement of two material cases with different coverage levels that has lowered the portfolio average.

•	The Group remains disciplined within its low risk appetite approach. Given the quality of the portfolios, the approach to the management of credit and our robust pre and ongoing post EU referendum preparations and mitigating actions, the portfolios are well positioned to face the uncertain economic outlook.

•	The Group manages and limits exposure to certain sectors and asset classes, and closely monitors credit quality, sector and single name concentrations. This together with our conservative through the cycle risk appetite approach means our portfolios are well positioned.

SME

•	The SME Banking portfolio continues to grow within prudent credit risk appetite parameters.

•	As a result of the Group’s customer driven relationship management, net lending has increased 4 per cent since June 2015. This also reflects the Group’s commitment to the UK economy.

•	Portfolio credit quality has remained stable or improved across all key metrics.

•	There was a net impairment release of £5 million in the first half of 2016 compared to a net release of £4 million in the same period during 2015.

Other Commercial Banking

•	Other Commercial Banking comprises £72,617 million of gross loans and advances to customers in Mid Markets, Global Corporates and Financial Institutions.

•	The Mid Markets portfolio remains UK focused and dependent primarily on the performance of the domestic economy. Whilst a small element of our portfolio, the oil and gas sector has remained under review during the first half of 2016 given the lower oil prices, but no material concerns have been identified to date.

•	The Global Corporates portfolio continues to be predominantly investment grade and continues to perform well, with limited downgrades occurring through the first half. We continue to monitor the portfolio closely following the outcome of the EU referendum and the ongoing volatility in commodity prices including in the oil and gas sector.

•	The real estate business within the Group’s Mid Markets and Global Corporate portfolio is focused on clients operating in the UK commercial property market ranging in size from medium sized private real estate entities up to publicly listed property companies. The market for UK real estate has been buoyant and credit quality remains good with minimal impairments/stressed loans. All asset classes have attracted investment but apprehension, both pre and post the EU referendum result, has created uncertainties around the performance of the sector. Recognising this is a cyclical sector, appropriate caps are in place to control exposure and business propositions continue to be written in line with prudent risk appetite with conservative LTV, strong quality of income and proven management teams.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Commercial Banking (continued)

Other Commercial Banking (continued)

•	The Financial Institutions portfolio continued to perform well in the first half of 2016 with no material deterioration in credit quality. Overall limits have been relatively stable as we continue to prudently manage the portfolio within our conservative risk appetite and clearly defined sector strategies.

•	Financial Institutions serves predominantly investment grade counterparties with whom relationships are either client focused or held to support the Group’s funding, liquidity or general hedging requirements.

•	The Group continues to adopt a conservative stance across the Eurozone maintaining close portfolio scrutiny and oversight particularly given the current macro environment and horizon risks.

Commercial Banking UK Direct Real Estate

•	The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders).

•	Commercial Banking saw some growth in its UK Direct Real Estate core portfolio during the first half of 2016 with business continuing to be written within conservative risk appetite parameters. Excluding £0.5 billion in the Islands Commercial business, core Commercial Banking UK Direct Real Estate gross lending stood at £18.9 billion at 30 June 2016.

•	Approximately 75 per cent of loans and advances to UK Direct Real Estate relate to commercial real estate with the remainder relating to residential real estate. The portfolio continues to be heavily weighted towards investment real estate (c.90 per cent) over development.

•	Focus remains on the UK market, on good quality customers, with a proven track record in Real Estate and where cash flows are robust.

•	Origination is highly selective with new business written in line with prudent risk appetite with conservative LTV and strong quality of income. Debt service capability and cash flow are key, with the underlying asset valuation seen as the second way out. Transactions must meet maximum LTV and minimum interest cover criteria under our credit policy.

•	For the majority of business, LTVs are lower than policy maximums and in SME Banking, variable interest rate business originated must pass a debt service capability requirement which factors in a rise in policy interest rates.

•	The Group does not lend to development projects without planning permission being in place and does not lend to start ups, nor hold subordinated debt.

•	The LTV profile of the UK Direct Real Estate portfolio in Commercial Banking continues to improve, with over 85 per cent of the >£5 million exposures having an LTV of 70 per cent or less.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Consumer Finance

•	Loans and advances increased by £2,245 million to £34,072 million during the first half of 2016, with 58 per cent (£1,310 million) relating to the UK Motor Finance portfolio.

•	Impaired loans decreased by £133 million in the first half of 2016, with reductions across all portfolios. Impaired loans as a percentage of closing loans and advances improved to 2.3 per cent (31 December 2015: 2.9 per cent).

•	The impairment charge was £128 million in the first half of 2016, an increase of 88 per cent against the first half of 2015. The increase was mostly driven by the Credit cards portfolio. The asset quality ratio was 0.79 per cent in the first half of 2016 (30 June 2015: 0.47 per cent)

•	Impairment provisions as a percentage of impaired loans increased to 81.9 per cent (31 December 2015: 75.5 per cent), largely due to the UK Motor Finance book.

Credit cards

•	Loans and advances increased by £136 million to £9,561 million during the first half of 2016, with continued franchised new business growth.

•	Impaired loans decreased by £36 million in the first half of 2016. Impaired loans as a percentage of closing loans and advances improved to 3.5 per cent (31 December 2015: 3.9 per cent).

•	The impairment charge was £59 million in the first half of 2016, reflecting lower debt sale benefits in the first half of 2016 compared to the first half of 2015. Sustained credit quality of new business and close management of risk appetite continues as the business grows.

Loans

•	Loans and advances reduced by £144 million to £7,745 million (31 December 2015: £7,889 million).

•	Impaired loans decreased by £69 million in the first half of 2016. Impaired loans as a percentage of closing loans and advances improved to 3.8 per cent (31 December 2015: 4.7 per cent).

•	The impairment charge was £42 million in the first half of 2016, broadly flat year-on-year excluding the benefits seen in the first half of 2015 relating to a one off increase in recoveries valuations.

UK Motor Finance

•	Loans and advances increased by £1,310 million to £10,892 million during the first half of 2016, with 18 per cent of growth within the Jaguar Land Rover business.

•	Impaired loans decreased by £25 million in the first half of 2016, mostly driven by a review of impaired balances on the Lex Autolease book.

•	The impairment charge increased by £7 million in the first half of 2016, in line with book growth.

Run-off

•	The Ireland retail portfolio has increased from £4,040 million at 31 December 2015 to £4,472 million at 30 June 2016 due to the foreign exchange impact of sterling weakening, partly offset by capital repayments.

•	The Corporate real estate and other corporate portfolio has continued to reduce in line with expectations. Net loans and advances reduced by £169 million, from £1,128 million at 31 December 2015 to £959 million at 30 June 2016.

•	Net loans and advances for the Specialist finance asset based run-off portfolio stood at £3,836 million at 30 June 2016 (gross £4,023 million), and include Ship Finance, Aircraft Finance and Infrastructure, with around half of the remaining lending in the lower risk leasing sector. Including the reducing Treasury Asset legacy investment portfolio, and operating leases, total net external assets reduced to £5,273 million at 30 June 2016 (gross £5,459 million).

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Forbearance

The Group operates a number of schemes to assist borrowers who are experiencing financial stress. Forbearance policies are disclosed in the Risk Management section of the Group’s 2015 Annual Report and Accounts, pages 124 to 126.

Retail forbearance

At 30 June 2016, UK secured loans and advances currently or recently subject to forbearance were 0.8 per cent (31 December 2015: 1.0 per cent) of total UK secured loans and advances. The reduction in forbearance is due to the overall improvement of credit quality in the portfolio.

At 30 June 2016, overdrafts currently or recently subject to forbearance were 3.9 per cent (31 December 2015: 4.3 per cent) of total overdrafts loans and advances.

	Total loans and advances which are forborne[1]		Total forborne loans and advances which are impaired[1]		Impairment provisions as % of loans and advances which are forborne[1]
	At June 2016	At Dec 2015	At June 2016	At Dec 2015	At June 2016	At Dec 2015
UK secured:	£m	£m	£m	£m	%	%
Temporary forbearance arrangements
Reduced payment arrangements	333	414	39	41	6.0	4.2
Permanent treatments
Repair and term extensions	2,180	2,688	139	132	4.7	4.2
Total	2,513	3,102	178	173	4.9	4.2

Overdrafts:	76	87	59	63	37.4	35.0

[1]	Includes accounts where the customer is currently benefiting from a forbearance treatment or the treatment has recently ended.

Commercial Banking forbearance

At 30 June 2016, £3,223 million (31 December 2015: £3,529 million) of total loans and advances were forborne of which £2,353 million (December 2015: £2,543 million) were impaired. Impairment provisions as a percentage of forborne loans and advances decreased from 30.9 per cent at 31 December 2015 to 24.7 per cent at 30 June 2016.

Unimpaired forborne loans and advances were £870 million at 30 June 2016 (31 December 2015: £986 million). The table below sets out the Group’s largest unimpaired forborne loans and advances to commercial customers (exposures over £5 million) as at 30 June 2016 by type of forbearance:

	30 June 2016	31 Dec 2015
Type of unimpaired forbearance:	£m	£m
Exposures > £5m1
Covenants	324	310
Extensions/alterations	248	350
Multiple	6	9
	578	669
Exposures < £5m1	292	317
Total	870	986

[1]	Material portfolios only.

LLOYDS BANKING GROUP PLC

CREDIT RISK PORTFOLIO (continued)

Consumer Finance forbearance

At 30 June 2016, loans and advances currently or recently subject to forbearance as a percentage of total loans and advances had reduced on the Consumer Credit Cards (30 June 2016: 2.2 per cent; 31 December 2015: 2.4 per cent) and Loans portfolios (30 June 2016: 0.7 per cent; 31 December 2015: 0.8 per cent). UK Motor Finance Retail loans and advances currently or recently subject to forbearance as a percentage of total loans and advances is stable at 1.4 per cent (31 December 2015: 1.4 per cent).

	Total loans and advances which are forborne[1]		Total forborne loans and advances which are impaired[1]		Impairment provision as % of loans and advances which are forborne[1]
	30 June 2016	31 Dec 2015	30 June 2016	31 Dec 2015	30 June 2016	31 Dec 2015
	£m	£m	£m	£m	%	%

Consumer Credit Cards	202	225	111	120	27.8	26.8
UK Motor Finance Retail	111	100	57	51	23.6	25.5
Loans	51	60	47	56	48.5	47.2

[1]	Includes accounts where the customer is currently benefiting from a forbearance treatment or the treatment has recently ended.

Run-off forbearance

Ireland retail

At 30 June 2016, £159 million or 3.6 per cent (31 December 2015: £169 million or 4.2 per cent) of Irish retail secured loans and advances were subject to current or recent forbearance. Of this amount £22 million (31 December 2015: £26 million) were impaired.

Ireland commercial real estate and corporate

The Irish Wholesale book (which contained the Commercial Real Estate portfolio), is now effectively exited following completion of the divestment announced on 30 July 2015.

Run-off Corporate real estate, other corporate and Specialist Finance

At 30 June 2016, £1,770 million (31 December 2015: £1,780 million) of total loans and advances were forborne of which £1,764 million (31 December 2015: £1,771 million) were impaired. Impairment provisions as a percentage of forborne loans and advances decreased from 52.5 per cent at 31 December 2015 to 52.0 per cent at 30 June 2016.

Unimpaired forborne loans and advances were £6 million at 30 June 2016 (December 2015: £9 million).

LLOYDS BANKING GROUP PLC

FUNDING AND LIQUIDITY MANAGEMENT

During the first half of 2016, the Group has maintained its strong funding and liquidity position, with a loan to deposit ratio of 107 per cent, LCR eligible liquid assets exceed total wholesale funding and are broadly six times the level of Money Market funding less than one year to maturity at 30 June 2016. The Group has a diverse funding platform which includes a strong customer deposit base along with wholesale funding comprised of a range of secured and unsecured funding products.

Total funded assets reduced by £2.8 billion to £468.4 billion with loans and advances to customers, reducing by £2.2 billion. Other assets has increased by £23.1 billion to £257.3 billion due to movements in derivative assets and is offset by a similar movement in other liabilities. Total customer deposits increased by £5.0 billion to £423.3 billion at 30 June 2016, largely due to the continued momentum in attracting high quality deposits in SME, Global Corporates and Financial Institutions.

Wholesale funding has increased by £10.7 billion to £130.6 billion, with the volume with a residual maturity less than one year increasing to £51.4 billion (£37.9 billion at 31 December 2015). Deposits from banks have increased by £5.2 billion largely due to an increase in cash margin received from bank counterparties following recent market movements. With the change in deposits from banks and a relative increase in term wholesale funding maturing within the next 12 months, the Group’s term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total wholesale funding) reduced to 61 per cent (68 per cent at 31 December 2015).

During 2016, the Group’s term issuance costs have remained broadly in line with other post-crisis years and significantly lower than levels seen during the economic downturn. The Group’s overall cost of wholesale funding has reduced as more expensive funding raised in previous years mature. The Group’s market capacity for term funding is considered across the planning horizon as part of the funding plan and the Group expects term funding requirements to remain stable.

In 2015, Standard and Poor’s (S&P), Moody’s and Fitch completed their exceptional reviews of Lloyds Bank's ratings following the UK implementation of the EU Bank Recovery and Resolution Directive. In all cases, the major agencies removed or reduced their expectations of government support and recognised the support provided by subordinated debt buffers to senior creditors. Following the June 2016 EU referendum vote, Moody’s revised Lloyds Bank’s rating outlook to Stable from Positive whilst S&P revised the outlook to Negative from Stable. Lloyds Bank's median rating across these agencies remains ‘A+’.

The LCR became the Pillar 1 standard for liquidity in the UK in October 2015. The Group’s LCR ratio already exceeds regulatory requirements and is greater than 100 per cent. In addition, the Group has a robust and well governed reporting framework in place for both regulatory reporting and internal management information. The Net Stable Funding Ratio (NSFR) is due to become a minimum standard from January 2018. The Group continues to monitor and expects to meet the requirements once these are confirmed by the PRA.

The combination of a strong balance sheet and access to a wide range of funding markets, including government and central bank schemes, provides the Group with a broad range of options with respect to funding the balance sheet.

LLOYDS BANKING GROUP PLC

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Group funding position

	At 30 June 2016	At 31 Dec 2015	Change
	£bn	£bn	%
Funding requirement
Loans and advances to customers	453.0	455.2	−
Loans and advances to banks[1]	4.3	3.4	26
Debt securities	4.0	4.2	(5)
Reverse repurchase agreements	0.9	1.0	(10)
Available-for-sale financial assets – non-LCR eligible[2]	1.7	2.7	(37)
Cash and balances at central bank – non-LCR eligible[3]	4.5	4.7	(4)
Funded assets	468.4	471.2	(1)
Other assets[4]	257.3	234.2	10
	725.7	705.4	3
On balance sheet LCR eligible liquidity assets
Cash and balances at central banks[3]	68.9	53.7	28
Available-for-sale financial assets	34.2	30.3	13
Held-to-maturity financial assets	21.5	19.8	9
Trading and fair value through profit and loss	5.9	3.0	97
Repurchase agreements	(8.0)	(5.5)	45
	122.5	101.3	21
Total Group assets	848.2	806.7	5
Less: other liabilities[4]	(245.4)	(221.5)	11
Funding requirement	602.8	585.2	3
Funded by
Customer deposits	423.3	418.3	1
Wholesale funding[5]	130.6	119.9	9
	553.9	538.2	3
Total equity	48.9	47.0	4
Total funding	602.8	585.2	3

[1]	Excludes £20.8 billion (31 December 2015: £20.8 billion) of loans and advances to banks within the Insurance business and £0.9 billion (31 December 2015: £0.9 billion) of reverse repurchase agreements.
[2]	Non-LCR eligible liquid assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).
[3]	Cash and balances at central banks are combined in the Group's balance sheet.
[4]	Other assets and other liabilities primarily include balances in the Group's Insurance business and the fair value of derivative assets and liabilities.
[5]	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

LLOYDS BANKING GROUP PLC

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Reconciliation of Group funding to the balance sheet

At 30 June 2016	Included in funding analysis	Repos and cash collateral received by Insurance	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	13.7	9.2	0.3	23.2
Debt securities in issue	95.0	−	(6.2)	88.8
Subordinated liabilities	21.9	−	1.0	22.9
Total wholesale funding	130.6	9.2
Customer deposits	423.3	−	−	423.3
Total	553.9	9.2
At 31 December 2015	Included in funding analysis	Repos and cash collateral received by Insurance	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	8.5	8.4	−	16.9
Debt securities in issue	88.1	−	(6.0)	82.1
Subordinated liabilities	23.3	−	−	23.3
Total wholesale funding	119.9	8.4
Customer deposits	418.3	−	−	418.3
Total	538.2	8.4

Analysis of 2016 total wholesale funding by residual maturity

	Less than one month	One to three months	Three to six months	Six to nine months	Nine months to one year	One to two years	Two to five years	More than five years	Total at 30 June 2016	Total at 31 Dec 2015
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposits from banks	11.0	1.3	0.8	0.2	0.4	−	−	−	13.7	8.5
Debt securities in issue:
Certificates of deposit	0.8	3.6	4.1	1.9	0.8	−	−	−	11.2	10.6
Commercial paper	2.9	3.2	0.9	0.1	−	−	−	−	7.1	6.6
Medium-term notes[1]	0.2	0.8	0.5	1.5	2.8	5.0	14.7	14.5	40.0	37.6
Covered bonds	1.2	−	0.5	4.7	1.0	2.1	9.2	11.4	30.1	25.8
Securitisation	0.2	−	0.3	1.6	0.4	1.9	1.9	0.3	6.6	7.5
	5.3	7.6	6.3	9.8	5.0	9.0	25.8	26.2	95.0	88.1
Subordinated liabilities	−	0.1	3.0	0.5	0.1	2.0	4.1	12.1	21.9	23.3
Total wholesale funding[2]	16.3	9.0	10.1	10.5	5.5	11.0	29.9	38.3	130.6	119.9
Of which issued by Lloyds Banking Group plc[3]	−	−	0.3	−	−	−	−	4.5	4.8	3.4

[1]	Medium-term notes include funding from the National Loan Guarantee Scheme (30 June 2016: £1.4 billion; 31 December 2015: £1.4 billion).
[2]	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.
[3]	Only consists of subordinated liabilities.

LLOYDS BANKING GROUP PLC

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Analysis of 2016 term issuance

	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn

Securitisation	−	0.4	−	−	0.4
Medium-term notes	−	0.9	−	−	0.9
Covered bonds	1.2	−	2.4	−	3.6
Private placements	0.1	0.8	0.7	−	1.6
Subordinated liabilities	−	1.0	−	−	1.0
Total issuance	1.3	3.1	3.1	−	7.5
Of which issued by Lloyds Banking Group plc[1]	−	1.0	−	−	1.0

[1]	Only consists of subordinated liabilities issued.

Term issuance during the first half of 2016 has totalled £7.5 billion. The Group continued to maintain a diversified approach to markets with trades in public and private format, secured and unsecured products and a wide range of currencies and markets. The Group will continue to maintain this diversified approach to funding, including any capital requirements and a proportion of the Group’s annual funding from the holding company, Lloyds Banking Group plc, during transition towards final UK Minimum Requirements for own funds and Eligible Liabilities (MREL) requirements. Continued use of the UK government’s Funding for Lending Scheme (FLS) has further underlined the Group’s support to the UK economic recovery and the Group remains committed to passing the benefits of this funding on to its customers. During the first half of 2016, the Group drew down £1.0 billion under the FLS, bringing total drawings under the FLS to £33.1 billion. The maturities for the FLS are factored into the Group’s funding plans.

Liquidity portfolio

At 30 June 2016, the Banking business had £142.2 billion of highly liquid unencumbered LCR eligible assets of which £141.3 billion is LCR level 1 eligible and £0.9 billion is LCR level 2 eligible. These are available to meet cash and collateral outflows and PRA regulatory requirements. A separate liquidity portfolio is held by the Insurance business. LCR eligible liquid assets represent broadly six times the Group’s money-market funding less than one year maturity (excluding derivative collateral margins and settlement accounts) and exceeds total wholesale funding, and thus provides a substantial buffer in the event of market dislocation.

LCR eligible liquid assets	At 30 June 2016	At 31 Dec 2015	Change	Average 2016	Average 2015[1]
	£bn	£bn	%	£bn	£bn
Level 1
Cash and central bank reserves	68.9	53.7	28	61.7	57.2
High quality government/ MDB bonds[2]	69.8	65.8	6	68.7	63.0
High quality covered bonds	2.6	3.4	(24)	2.9	3.3
Total	141.3	122.9	15	133.3	123.5

Level 2[3]	0.9	0.5	80	0.8	0.7
Total LCR eligible assets	142.2	123.4	15	134.1	124.2

[1]	Average for 2015 includes the fourth quarter of 2015 only.
[2]	Designated multilateral development bank (MDB).
[3]	Includes Level 2A and Level 2B.

LLOYDS BANKING GROUP PLC

FUNDING AND LIQUIDITY MANAGEMENT (continued)

The Banking business also had £114.3 billion of non-LCR eligible collateral, the vast majority of which is eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

The Group considers diversification across geography, currency, markets and tenor when assessing appropriate holdings of liquid assets. This liquidity is managed as a single pool in the centre and is under the control of the function charged with managing the liquidity of the Group. It is available for deployment at immediate notice, subject to complying with regulatory requirements, and is a key component of the Group’s liquidity management process.

Encumbered assets

The Board and Group Asset & Liability Committee monitor and manage total balance sheet encumbrance via a number of risk appetite metrics. At 30 June 2016, the Group had £85.3 billion (31 December 2015: £77.4 billion) of externally encumbered on balance sheet assets with counterparties other than central banks. The increase in encumbered on balance sheet assets was caused by repo activities. The Group also had £593.6 billion (31 December 2015: £573.7 billion) of unencumbered on balance sheet assets, and £169.3 billion (31 December 2015: £155.6 billion) of pre-positioned unencumbered and encumbered assets held with central banks. Primarily the Group encumbers mortgages, unsecured lending and credit card receivables through the issuance programmes and tradable securities through securities financing activity. The Group mainly positions mortgage assets at central banks. Refer to the 2015 Annual Report and Accounts for further details on how the Group classifies assets for encumbrance purposes.

CAPITAL MANAGEMENT

The Group maintained its strong capital position during the first half of 2016 with a fully loaded CET1 ratio, after accruing for foreseeable dividends, of 13.0 per cent (31 December 2015: 13.0 per cent pro forma). The accrual for foreseeable dividends includes the announced interim dividend of 0.85 pence per ordinary share. The fully loaded CET1 ratio before accruing for dividends in respect of the first half of 2016 increased 0.5 percentage points from 13.0 per cent pro forma to 13.5 per cent.

•	The leverage ratio after accruing for dividends in respect of the first half of 2016 reduced 0.1 percentage points to 4.7 per cent

•	The transitional total capital ratio after accruing for dividends in respect of the first half of 2016 increased 0.3 percentage points to 21.8 per cent

A ‘fully loaded’ ratio means a ratio that fully takes into account regulatory requirements that are to be phased in during future periods, and that therefore are not currently applicable. A ‘transitional’ ratio takes into account these requirements as and when they become applicable.

Dividends

In line with its progressive and sustainable dividend policy, the Group has increased its interim ordinary dividend by 0.10 pence to 0.85 pence per share. We expect ordinary dividends to increase over the medium term to a dividend payout ratio of at least 50 per cent of sustainable earnings.

Capital position at 30 June 2016

The Group’s capital position as at 30 June 2016 is presented in the following section applying CRD IV transitional arrangements, as implemented in the UK by the PRA, and also on a fully loaded CRD IV basis.

LLOYDS BANKING GROUP PLC

CAPITAL MANAGEMENT (continued)

	Transitional		Fully loaded
Capital resources	At 30 June 2016	At 31 Dec 2015[1]	At 30 June 2016	At 31 Dec 2015[1]
	£m	£m	£m	£m
Common equity tier 1
Shareholders’ equity per balance sheet	43,151	41,234	43,151	41,234
Adjustment to retained earnings for foreseeable dividends	(911)	(1,427)	(911)	(1,427)
Deconsolidation of insurance entities[1]	1,307	578	1,307	578
Adjustment for own credit	25	67	25	67
Cash flow hedging reserve	(2,809)	(727)	(2,809)	(727)
Other adjustments	(487)	72	(487)	72
	40,276	39,797	40,276	39,797
less: deductions from common equity tier 1
Goodwill and other intangible assets	(1,627)	(1,719)	(1,627)	(1,719)
Excess of expected losses over impairment provisions and value adjustments	−	(270)	−	(270)
Removal of defined benefit pension surplus	(818)	(721)	(818)	(721)
Securitisation deductions	(220)	(169)	(220)	(169)
Significant investments[1]	(4,287)	(4,500)	(4,429)	(4,529)
Deferred tax assets	(4,213)	(3,874)	(4,264)	(3,884)
Common equity tier 1 capital	29,111	28,544	28,918	28,505

Additional tier 1
Other equity instruments	5,355	5,355	5,355	5,355
Preference shares and preferred securities[2]	5,423	4,728	−	−
Transitional limit and other adjustments	(2,152)	(906)	−	−
	8,626	9,177	5,355	5,355
less: deductions from tier 1
Significant investments[1]	(1,288)	(1,177)	−	−
Total tier 1 capital	36,449	36,544	34,273	33,860

Tier 2
Other subordinated liabilities[2]	17,512	18,584	17,512	18,584
Deconsolidation of instruments issued by insurance entities[1]	(1,831)	(1,665)	(1,831)	(1,665)
Adjustments for transitional limit and non-eligible instruments	1,709	(52)	(1,493)	(3,066)
Amortisation and other adjustments	(3,773)	(3,880)	(4,305)	(4,885)
	13,617	12,987	9,883	8,968
Eligible provisions	114	221	114	221
less: deductions from tier 2
Significant investments[1]	(1,509)	(1,756)	(2,797)	(2,933)
Total capital resources	48,671	47,996	41,473	40,116

Risk-weighted assets	222,778	222,845	222,297	222,747

Common equity tier 1 capital ratio	13.1%	12.8%	13.0%	12.8%
Tier 1 capital ratio	16.4%	16.4%	15.4%	15.2%
Total capital ratio	21.8%	21.5%	18.7%	18.0%

[1]	For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (shown as ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets. The presentation of the deconsolidation of the Group’s insurance entities has been amended at June 2016 with comparative figures restated accordingly.
[2]	Preference shares, preferred securities and other subordinated liabilities are categorised as subordinated liabilities in the balance sheet.

LLOYDS BANKING GROUP PLC

CAPITAL MANAGEMENT (continued)

The key differences between the transitional capital calculation as at 30 June 2016 and the fully loaded equivalent are as follows:

•	Capital securities that previously qualified as tier 1 or tier 2 capital, but do not fully qualify under CRD IV, can be included in tier 1 or tier 2 capital (as applicable) up to specified limits which reduce by 10 per cent per annum until 2022.

•	The significant investment deduction from additional tier 1 (AT1) will gradually transition to tier 2.

The movements in the transitional CET1, AT1, tier 2 and total capital positions in the period are provided below.

	Common Equity Tier 1	Additional Tier 1	Tier 2	Total capital
	£m	£m	£m	£m

At 31 December 2015	28,544	8,000	11,452	47,996
Profit attributable to ordinary shareholders[1]	1,800			1,800
Movement in foreseeable dividends[2]	516			516
Dividends paid out on ordinary shares during the year	(1,427)			(1,427)
Dividends received from Insurance business	500			500
Movement in treasury shares and employee share schemes	(30)			(30)
Pension movements:
Removal of defined benefit pension surplus	(97)			(97)
Movement through other comprehensive income	(44)			(44)
Available-for-sale reserve	(93)			(93)
Prudent valuation adjustment	(372)			(372)
Deferred tax asset	(339)			(339)
Goodwill and other intangible assets	92			92
Excess of expected losses over impairment provisions and value adjustments	270			270
Significant investments	213	(111)	247	349
Eligible provisions			(107)	(107)
Subordinated debt movements:
Repurchases, redemptions and other		(551)	(486)	(1,037)
Issuances			1,116	1,116
Other movements	(422)			(422)
At 30 June 2016	29,111	7,338	12,222	48,671

[1]	Under the regulatory framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.
[2]	Includes the accrual for foreseeable 2016 ordinary dividends and the reversal of the accrual for foreseeable 2015 dividends which have now been paid.

CET1 capital resources have increased by £567 million in the period, mainly driven by profit generation, the receipt of the dividend paid by the Insurance business in February 2016 and a reduction in both the excess of expected losses over impairment provisions and value adjustments and the deduction for significant investments. This was partially offset by the accrual for foreseeable dividends in respect of the first half of 2016 and increases in the defined benefit pension surplus, prudent valuation adjustment and deferred tax asset deduction.

AT1 capital resources have reduced by £662 million in the period, primarily reflecting the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments and an increase in the significant investments deduction.

LLOYDS BANKING GROUP PLC

CAPITAL MANAGEMENT (continued)

Tier 2 capital resources have increased by £770 million in the period largely reflecting the issuance of a new dated tier 2 instrument, foreign exchange movements, the transitioning of grandfathered AT1 instruments to tier 2 and a decrease in the significant investments deduction. This was partially offset by calls and redemptions, including the redemption of all remaining series of Enhanced Capital Notes (ECNs) under the Regulatory Call Right, the amortisation of dated tier 2 instruments and a reduction in eligible provisions.

The redemption of the remaining series of ECNs followed the decision of the Court of Appeal in December 2015 that a Capital Disqualification Event (CDE) in relation to the ECNs had occurred. The Group subsequently exercised its option to redeem them in the first quarter of 2016. In June 2016 the Supreme Court confirmed the decision of the Court of Appeal.

LLOYDS BANKING GROUP PLC

CAPITAL MANAGEMENT (continued)

Risk-weighted assets	At 30 June 2016	At 31 Dec 2015
	£m	£m

Foundation Internal Ratings Based (IRB) Approach	68,753	68,990
Retail IRB Approach	64,387	63,912
Other IRB Approach	18,274	18,661
IRB Approach	151,414	151,563
Standardised (STA) Approach	20,268	20,443
Credit risk	171,682	172,006
Counterparty credit risk	9,159	7,981
Contributions to the default fund of a central counterparty	466	488
Credit valuation adjustment risk	1,101	1,684
Operational risk	26,123	26,123
Market risk	2,922	3,775
Underlying risk-weighted assets	211,453	212,057

Threshold risk-weighted assets[1]	11,325	10,788
Transitional risk-weighted assets	222,778	222,845
Movement to fully loaded risk-weighted assets[2]	(481)	(98)
Fully loaded risk-weighted assets	222,297	222,747

Risk-weighted asset movement by key driver

	Credit risk IRB	Credit risk STA	Credit risk	Counterparty credit risk[3]	Market risk	Operational risk	Total
	£m	£m	£m	£m	£m	£m	£m

Fully loaded risk-weighted assets as at 31 December 2015							222,747
Less total threshold risk-weighted assets[1,2]							(10,690)
Risk-weighted assets at 31 December 2015	151,563	20,443	172,006	10,153	3,775	26,123	212,057
Asset size	(1,940)	(831)	(2,771)	(1,220)	(137)	−	(4,128)
Acquisitions and disposals	(1,686)	−	(1,686)	38	−	−	(1,648)
Model updates	3,229	(28)	3,201	99	(418)	−	2,882
Methodology and policy	(327)	121	(206)	−	−	−	(206)
Asset quality	(1,931)	143	(1,788)	1,203	(64)	−	(649)
Movement in risk levels	−	−	−	−	(215)	−	(215)
Foreign exchange movements	2,506	420	2,926	453	(19)	−	3,360
Risk-weighted assets as at 30 June 2016	151,414	20,268	171,682	10,726	2,922	26,123	211,453
Threshold risk-weighted assets[1]							11,325
Transitional risk-weighted assets as at 30 June 2016							222,778
Movement to fully loaded risk-weighted assets[2]							(481)
Fully loaded risk-weighted assets as at 30 June 2016							222,297

[1]	Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s Insurance business.
[2]	Differences may arise between transitional and fully loaded threshold risk-weighted assets where deferred tax assets reliant on future profitability and arising from temporary timing differences and significant investments exceed the fully loaded threshold limit, resulting in an increase in amounts deducted from CET1 capital rather than being risk-weighted.
[3]	Counterparty credit risk includes movements in contributions to the default fund of central counterparties and movements in credit valuation adjustment risk.

LLOYDS BANKING GROUP PLC

CAPITAL MANAGEMENT (continued)

The risk-weighted assets movement table provides analysis of the reduction in risk-weighted assets in the period by risk type and an insight into the key drivers of the movements. The key driver analysis is compiled on a monthly basis through the identification and categorisation of risk-weighted asset movements and is subject to management judgment.

Movements in credit risk-weighted assets in the six months to 30 June 2016 were driven by the following:

•	Asset size movements include risk-weighted asset movements arising from new lending and asset run-off. During the six months to 30 June, credit risk-weighted assets assessed on both Standardised and Internal Ratings Based approaches decreased by £2.8 billion primarily due to repayments and exits, partly offset by growth in targeted customer segments.

•	Disposal of the Group’s interest in Visa Europe and further disposals within the run-off business reduced credit risk weighted assets by £1.7 billion.

•	Model update increases of £3.2 billion were mainly driven by a change in the approach for the Retail Buy-to-let mortgage portfolio and other small model refinements.

•	Methodology and policy movements include changes due to refinements in the application of regulatory policy.

•	Asset quality movements capture movements in the assessed quality of assets due to changes in borrower risk, including changes in the economic environment. Net reductions in credit risk-weighted assets of £1.8 billion primarily relate to model calibrations and a net change in credit quality, partially offset by increases in valuation of centrally held strategic equity investments.

•	Foreign exchange movements reflect the depreciation of Sterling which has contributed to a £2.9 billion increase in credit risk-weighted assets of which £2.3 billion arose in the final week of June following the outcome of the EU referendum.

Counterparty credit risk and CVA risk increases of £0.6 billion are principally driven by yield curve and foreign exchange movements of which £0.9 billion arose in the final week of June following the outcome of the EU referendum, partially offset by increased capital relief from CVA related hedges.

Market risk weighted assets reduced by £0.9 billion due to a reduction in the Value-at-Risk multiplier and active portfolio management.

LLOYDS BANKING GROUP PLC

CAPITAL MANAGEMENT (continued)

	Fully loaded
Leverage ratio	At 30 June 2016	At 31 Dec 2015
	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	28,918	28,505
Additional tier 1 capital	5,355	5,355
Total tier 1 capital	34,273	33,860

Exposure measure

Statutory balance sheet assets
Derivative financial instruments	47,323	29,467
Securities financing transactions (SFTs)	36,884	34,136
Loans and advances and other assets	764,025	743,085
Total assets	848,232	806,688

Deconsolidation adjustments[1]
Derivative financial instruments	(2,829)	(1,510)
Securities financing transactions (SFTs)	(301)	(441)
Loans and advances and other assets	(137,291)	(133,975)
Total deconsolidation adjustments	(140,421)	(135,926)

Derivatives adjustments
Adjustments for regulatory netting	(25,796)	(16,419)
Adjustments for cash collateral	(11,540)	(6,464)
Net written credit protection	699	682
Regulatory potential future exposure	13,050	12,966
Total derivatives adjustments	(23,587)	(9,235)

SFT adjustments	440	3,361

Off-balance sheet items	59,873	56,424

Regulatory deductions and other adjustments	(10,627)	(9,112)

Total exposure	733,910	712,200

Leverage ratio[2]	4.7%	4.8%
Average leverage ratio[3]	4.8%
Average leverage ratio exposure measure[4]	722,250

[1]	Deconsolidation adjustments predominantly reflect the deconsolidation of assets related to Group subsidiaries that fall outside the scope of the Group’s regulatory capital consolidation (primarily the Group’s Insurance entities).
[2]	The countercyclical leverage ratio buffer is currently nil.
[3]	The average leverage ratio is based on the average of the month end tier 1 capital and exposure measures over the quarter (1 April 2016 to 30 June 2016). The average of 4.8 per cent compares to 4.7 per cent at the start and end of the quarter.
[4]	The average leverage ratio exposure measure is based on the average of the month end exposure measures over the quarter (1 April 2016 to 30 June 2016).

Key movements

The Group’s fully loaded leverage ratio reduced by 0.1 per cent to 4.7 per cent largely reflecting the increase in balance sheet assets arising from market movements and cash collateral inflows following the outcome of the EU referendum. The impact of the increase in the exposure measure was partially offset by the increase in tier 1 capital over the period.

The derivatives exposure measure, representing derivative financial instruments per the balance sheet net of deconsolidation and derivatives adjustments, increased by £2.2 billion over the period primarily reflecting market movements following the outcome of the EU referendum and trading activity.

LLOYDS BANKING GROUP PLC

CAPITAL MANAGEMENT (continued)

The increase in SFT assets over the period, reflecting increased trading volumes, was offset by the reduction in SFT adjustments reflecting both the recognition of additional eligible netting adjustments and a reduction in the counterparty credit risk add-on.

Off-balance sheet items increased by £3.4 billion reflecting a change in the profile and subsequent classification of commercial off-balance sheet items and an increase in new residential mortgage offers placed.

The average leverage ratio of 4.8 per cent over the quarter reflected a strengthening tier 1 capital position and an overall reduction in balance sheet assets which was subsequently reversed at the end of the quarter following the outcome of the EU referendum.

Individual capital guidance

The Group receives Individual Capital Guidance (ICG) from the PRA. The ICG reflects a point in time estimate by the PRA, which may change over time, of the amount of capital that is needed in relation to risks not covered by Pillar 1. During the period the Group’s ICG has not changed and at 30 June 2016 represented 4.6 per cent of risk-weighted assets of which 2.6 per cent had to be covered by CET1 capital.

Stress testing

The Group undertakes a wide ranging programme of stress testing providing a comprehensive view of the potential impacts arising from the risks to which the Group is exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group to adverse economic conditions and other key vulnerabilities. As a part of that the Group participates in the UK-wide concurrent stress test run by the Bank of England. In 2015 the Group comfortably exceeded the capital thresholds set by the regulator and was not required to take any action as a result of the test. The Group has participated again this year, having submitted its results to the Bank of England, and is awaiting the publication of the results of the test for the industry as a whole. The Group has also participated in the EU-wide stress test coordinated by the EBA, the results of which are expected to be published on 29 July 2016.

Regulatory capital developments

The Basel Committee is continuing with its work on revisions to the standardised risk-weighted asset frameworks for credit risk and operational risk and the credit valuation adjustment risk framework. In addition the Committee has proposed a series of constraints on the use of internal model approaches including the removal of the option to apply the IRB Approach for certain low default portfolios and the application of model-parameter floors. The Committee is also considering the design and calibration of a new capital floor framework based upon the revised standardised approaches. The Committee has stated that its overall aim is to address excessive variability in risk weighted assets modelled by banks and not to increase significantly overall capital requirements. Final Basel standards are expected to be published in the second half of 2016.

In December 2015, as a part of the development of the bail-in resolution strategy framework, the Bank of England published a consultation on its approach to setting the minimum requirement for own funds and eligible liabilities (MREL) to apply from 1 January 2020. In the second half of the year it is expected that this will be finalised and that the Bank of England will indicate to each bank their prospective requirements.

The Group continues to monitor these developments very closely, analysing the potential capital impacts to ensure that, through organic capital generation, the Group continues to maintain a strong capital position that exceeds both the minimum regulatory requirements and the Group’s risk appetite and is consistent with market expectations.

Half-year Pillar 3 disclosures

The Group has published a condensed set of Pillar 3 disclosures at half year, prepared in accordance with European Banking Authority (EBA) guidelines on Pillar 3 disclosure frequency. The disclosures can be found on the Group’s website – www.lloydsbankinggroup.com

LLOYDS BANKING GROUP PLC

STATUTORY INFORMATION

		Page
Condensed consolidated half-year financial statements (unaudited)
Consolidated income statement		45
Consolidated statement of comprehensive income		46
Consolidated balance sheet		47
Consolidated statement of changes in equity		49
Consolidated cash flow statement		52

Notes
1	Accounting policies, presentation and estimates	53
2	Segmental analysis	53
3	Operating expenses	57
4	Impairment	57
5	Taxation	58
6	Earnings per share	59
7	Trading and other financial assets at fair value through profit or loss	59
8	Derivative financial instruments	60
9	Loans and advances to customers	60
10	Allowance for impairment losses on loans and receivables	61
11	Debt securities in issue	61
12	Post-retirement defined benefit schemes	62
13	Provisions for liabilities and charges	63
14	Contingent liabilities and commitments	66
15	Fair values of financial assets and liabilities	70
16	Credit quality of loans and advances	77
17	Related party transactions	78
18	Dividends on ordinary shares	79
19	Future accounting developments	80
20	Condensed consolidating financial information	82

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED INCOME STATEMENT

		Half-year to 30 June 2006	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	Note	£ million	£ million	£ million

Interest and similar income		8,479	8,975	8,640
Interest and similar expense		(3,254)	(3,483)	(2,814)
Net interest income		5,225	5,492	5,826
Fee and commission income		1,502	1,598	1,654
Fee and commission expense		(682)	(607)	(835)
Net fee and commission income		820	991	819
Net trading income		7,180	3,018	696
Insurance premium income		4,212	1,414	3,378
Other operating income		993	890	626
Other income		13,205	6,313	5,519
Total income		18,430	11,805	11,345
Insurance claims		(10,110)	(2,998)	(2,731)
Total income, net of insurance claims		8,320	8,807	8,614
Regulatory provisions		(445)	(1,835)	(3,002)
Other operating expenses		(5,059)	(5,618)	(4,932)
Total operating expenses	3	(5,504)	(7,453)	(7,934)
Trading surplus		2,816	1,354	680
Impairment	4	(362)	(161)	(229)
Profit before tax		2,454	1,193	451
Taxation	5	(597)	(268)	(420)
Profit for the period		1,857	925	31

Profit attributable to ordinary shareholders		1,590	677	(211)
Profit attributable to other equity holders[1]		204	197	197
Profit attributable to equity holders		1,794	874	(14)
Profit attributable to non-controlling interests		63	51	45
Profit for the period		1,857	925	31

Basic earnings (loss) per share	6	2.3p	1.0p	(0.2)p
Diluted earnings (loss) per share	6	2.3p	1.0p	(0.2)p

[1]	The profit after tax attributable to other equity holders of £204 million (half-year to 30 June 2015: £197 million; half-year to 31 December 2015: £197 million) is offset in reserves by a tax credit attributable to ordinary shareholders of £41 million (half-year to 30 June 2015: £40 million; half-year to 31 December 2015: £40 million).

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£ million	£ million	£ million

Profit for the period	1,857	925	31
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements (note 12):
Remeasurements before taxation	(267)	(302)	28
Taxation	40	60	(1)
	(227)	(242)	27
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	184	(16)	(302)
Income statement transfers in respect of disposals	(574)	(49)	(2)
Income statement transfers in respect of impairment	146	−	4
Taxation	152	(2)	(4)
	(92)	(67)	(304)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	3,040	(404)	941
Net income statement transfers	(206)	(481)	(475)
Taxation	(752)	175	(168)
	2,082	(710)	298
Currency translation differences (tax: nil)	(20)	27	(69)
Other comprehensive income for the period, net of tax	1,743	(992)	(48)
Total comprehensive income for the period	3,600	(67)	(17)

Total comprehensive income attributable to ordinary shareholders	3,333	(315)	(259)
Total comprehensive income attributable to other equity holders	204	197	197
Total comprehensive income attributable to equity holders	3,537	(118)	(62)
Total comprehensive income attributable to non-controlling interests	63	51	45
Total comprehensive income for the period	3,600	(67)	(17)

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED BALANCE SHEET

		At 30 June 2016	At 31 Dec 2015
Assets	Note	£ million	£ million

Cash and balances at central banks		73,399	58,417
Items in course of collection from banks		904	697
Trading and other financial assets at fair value through profit or loss	7	146,177	140,536
Derivative financial instruments	8	47,323	29,467
Loans and receivables:
Loans and advances to banks		25,958	25,117
Loans and advances to customers	9	453,033	455,175
Debt securities		3,996	4,191
		482,987	484,483
Available-for-sale financial assets		35,860	33,032
Held-to-maturity investments		21,500	19,808
Goodwill		2,016	2,016
Value of in-force business		4,749	4,596
Other intangible assets		1,719	1,838
Property, plant and equipment		12,940	12,979
Current tax recoverable		33	44
Deferred tax assets		3,383	4,010
Retirement benefit assets	12	1,022	901
Other assets		14,220	13,864
Total assets		848,232	806,688

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED BALANCE SHEET (continued)

		At 30 June 2016	At 31 Dec 2015
Equity and liabilities	Note	£ million	£ million

Liabilities
Deposits from banks		23,162	16,925
Customer deposits		423,279	418,326
Items in course of transmission to banks		780	717
Trading and other financial liabilities at fair value through profit or loss		52,094	51,863
Derivative financial instruments	8	42,376	26,301
Notes in circulation		1,090	1,112
Debt securities in issue	11	88,758	82,056
Liabilities arising from insurance contracts and participating investment contracts		88,369	80,294
Liabilities arising from non-participating investment contracts		19,353	22,777
Other liabilities		31,641	29,661
Retirement benefit obligations	12	592	365
Current tax liabilities		483	279
Deferred tax liabilities		36	33
Other provisions		4,346	5,687
Subordinated liabilities		22,935	23,312
Total liabilities		799,294	759,708

Equity
Share capital		7,146	7,146
Share premium account		17,412	17,412
Other reserves		14,230	12,260
Retained profits		4,363	4,416
Shareholders’ equity		43,151	41,234
Other equity instruments		5,355	5,355
Total equity excluding non-controlling interests		48,506	46,589
Non-controlling interests		432	391
Total equity		48,938	46,980
Total equity and liabilities		848,232	806,688

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2016	24,558	12,260	4,416	41,234	5,355	391	46,980

Comprehensive income
Profit for the period	–	−	1,794	1,794	–	63	1,857
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(227)	(227)	–	–	(227)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(92)	–	(92)	–	–	(92)
Movements in cash flow hedging reserve, net of tax	–	2,082	–	2,082	–	–	2,082
Currency translation differences (tax: nil)	–	(20)	–	(20)	–	–	(20)
Total other comprehensive income	–	1,970	(227)	1,743	–	–	1,743
Total comprehensive income	–	1,970	1,567	3,537	–	63	3,600
Transactions with owners
Dividends (note 18)	–	−	(1,427)	(1,427)	–	(2)	(1,429)
Distributions on other equity instruments, net of tax	–	–	(163)	(163)	–	–	(163)
Movement in treasury shares	–	–	(147)	(147)	–	–	(147)
Value of employee services:
Share option s chemes	–	–	35	35	–	–	35
Other employee award schemes	–	–	82	82	–	–	82
Changes in non-controlling interests	–	–	–	–	–	(20)	(20)
Total transactions with owners	–	–	(1,620)	(1,620)	–	(22)	(1,642)
Balance at 30 June 2016	24,558	14,230	4,363	43,151	5,355	432	48,938

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2015	24,427	13,216	5,692	43,335	5,355	1,213	49,903

Comprehensive income
Profit for the period	–	−	874	874	–	51	925
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(242)	(242)	–	–	(242)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(67)	–	(67)	–	–	(67)
Movements in cash flow hedging reserve, net of tax	–	(710)	–	(710)	–	–	(710)
Currency translation differences (tax: nil)	–	27	–	27	–	–	27
Total other comprehensive income	–	(750)	(242)	(992)	–	–	(992)
Total comprehensive income	–	(750)	632	(118)	–	51	(67)
Transactions with owners
Dividends (note 18)	–	−	(535)	(535)	–	(10)	(545)
Distributions on other equity instruments, net of tax	–	–	(157)	(157)	–	–	(157)
Redemption of preference shares	11	(11)	–	–	–	–	–
Movement in treasury shares	–	–	(479)	(479)	–	–	(479)
Value of employee services:
Share option schemes	–	–	60	60	–	–	60
Other employee award schemes	–	–	150	150	–	–	150
Adjustment on sale of interest in TSB Banking Group plc (TSB)	–	–	–	–	–	(825)	(825)
Other changes in non-controlling interests	–	–	–	–	–	1	1
Total transactions with owners	11	(11)	(961)	(961)	–	(834)	(1,795)
Balance at 30 June 2015	24,438	12,455	5,363	42,256	5,355	430	48,041

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 July 2015	24,438	12,455	5,363	42,256	5,355	430	48,041

Comprehensive income
(Loss) profit for the period	−	−	(14)	(14)	−	45	31
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	−	−	27	27	−	−	27
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	−	(304)	−	(304)	−	−	(304)
Movements in cash flow hedging reserve, net of tax	−	298	−	298	−	−	298
Currency translation differences (tax: nil)	−	(69)	−	(69)	−	−	(69)
Total other comprehensive income	−	(75)	27	(48)	−	−	(48)
Total comprehensive income	−	(75)	13	(62)	−	45	(17)
Transactions with owners
Dividends (note 18)	−	−	(535)	(535)	−	(42)	(577)
Distributions on other equity instruments, net of tax	−	−	(157)	(157)	−	−	(157)
Redemption of preference shares	120	(120)	−	−	−	−	−
Movement in treasury shares	−	−	(337)	(337)	−	−	(337)
Value of employee services:					−	−
Share option schemes	−	−	47	47	−	−	47
Other employee award schemes	−	−	22	22	−	−	22
Changes in non-controlling interests	−	−	−	−	−	(42)	(42)
Total transactions with owners	120	(120)	(960)	(960)	−	(84)	(1,044)
Balance at 31 December 2015	24,558	12,260	4,416	41,234	5,355	391	46,980

LLOYDS BANKING GROUP PLC

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED CASH FLOW STATEMENT

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£ million	£ million	£ million

Profit before tax	2,454	1,193	451
Adjustments for:
Change in operating assets	(18,311)	26,512	8,188
Change in operating liabilities	31,794	81	(12,066)
Non-cash and other items	6,929	(6,417)	(1,391)
Tax paid	(262)	(49)	(130)
Net cash provided by operating activities	22,604	21,320	(4,948)

Cash flows from investing activities
Purchase of financial assets	(3,441)	(12,358)	(6,996)
Proceeds from sale and maturity of financial assets	2,729	14,838	7,162
Purchase of fixed assets	(1,820)	(1,564)	(1,853)
Proceeds from sale of fixed assets	909	526	1,011
Acquisition of businesses, net of cash acquired	(6)	−	(5)
Disposal of businesses, net of cash disposed	5	(4,282)	211
Net cash used in investing activities	(1,624)	(2,840)	(470)

Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,427)	(535)	(535)
Distributions on other equity instruments	(204)	(197)	(197)
Dividends paid to non-controlling interests	(2)	(10)	(42)
Interest paid on subordinated liabilities	(946)	(1,250)	(590)
Proceeds from issue of subordinated liabilities	1,061	−	338
Repayment of subordinated liabilities	(4,678)	(2,068)	(1,131)
Changes in non-controlling interests	(5)	1	(42)
Net cash used in financing activities	(6,201)	(4,059)	(2,199)
Effects of exchange rate changes on cash and cash equivalents	15	(2)	4
Change in cash and cash equivalents	14,794	14,419	(7,613)
Cash and cash equivalents at beginning of period	71,953	65,147	79,566
Cash and cash equivalents at end of period	86,747	79,566	71,953

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months. Included within cash and cash equivalents at 30 June 2016 is £12,613 million (30 June 2015: £11,377 million; 31 December 2015: £13,545 million) held within the Group’s life funds, which is not immediately available for use in the business.

LLOYDS BANKING GROUP PLC

1.	Accounting policies, presentation and estimates

These condensed consolidated half-year financial statements as at and for the period to 30 June 2016 have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority (FCA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the International Accounting Standards Board and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2015 which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Copies of the 2015 Annual Report and Accounts are available on the Group’s website and are available upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

The British Bankers’ Association’s Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Group has adopted the Disclosure Code and these condensed consolidated half-year financial statements have been prepared in compliance with the Disclosure Code’s principles. Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2015 Annual Report and Accounts where a glossary of terms can be found.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated half-year financial statements. In reaching this assessment, the directors have considered projections for the Group’s capital and funding position and have had regard to the factors set out in Principal risks and uncertainties: Funding and liquidity on page 31.

The accounting policies are consistent with those applied by the Group in its 2015 Annual Report and Accounts.

Future accounting developments

Details of those IFRS pronouncements which will be relevant to the Group but which will not be effective at 31 December 2016 and which have not been applied in preparing these financial statements are set out in note 19.

Critical accounting estimates and judgements

The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There have been no significant changes in the basis upon which estimates have been determined, compared to that applied at 31 December 2015.

2.	Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) remains the chief operating decision maker for the Group.

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of the redemption of the Group’s Enhanced Capital Notes, asset sales, volatile items, the insurance grossing adjustment, liability management, restructuring costs, TSB dual-running costs, the charge relating to the TSB disposal, conduct provisions, the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments are excluded in arriving at underlying profit.

LLOYDS BANKING GROUP PLC

2.	Segmental analysis (continued)

The Group’s activities are organised into four financial reporting segments: Retail; Commercial Banking; Consumer Finance and Insurance. The Group’s unsecured personal lending portfolio, previously part of Retail, is now managed by Consumer Finance and elements of the Group’s business in the Channel Islands and Isle of Man were transferred from Retail to Commercial Banking; comparatives have been restated accordingly. There has been no other change to the descriptions of these segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2015.

There has been no change to the Group’s segmental accounting for internal segment services or derivatives entered into by units for risk management purposes since 31 December 2015.

Half-year to 30 June 2016	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	3,296	558	3,854	1,548	4,333	(479)
Commercial Banking	1,306	982	2,288	1,236	2,137	151
Consumer Finance	994	658	1,652	690	1,942	(290)
Insurance	(80)	921	841	446	300	541
Other	266	(26)	240	241	163	77
Group	5,782	3,093	8,875	4,161	8,875	−
Reconciling items:
Insurance grossing adjustment	(423)	519	96	−
Enhanced Capital Notes[1]	−	(790)	(790)	(790)
Asset sales, volatile items and liability management[2]	20	624	644	5000
Volatility relating to the insurance business	−	(372)	(372)	(372)
Restructuring costs[3]	−	−	−	(307)
Other conduct provisions	−	(15)	(15)	(460)
Amortisation of purchased intangibles	−	−	−	(168)
Fair value unwind	(154)	36	(118)	(110)
Group – statutory	5,225	3,095	8,320	2,454

[1]	The loss relating to the ECNs was £790 million, representing the write-off of the embedded derivative and the premium paid on redemption of the remaining notes.
[2]	Comprises (i) gains on disposals of assets which are not part of normal business operations (£335 million); (ii) the net effect of banking volatility and net derivative valuation adjustments (gains of £19 million); and (iii) the results of liability management exercises (gains of £146 million).
[3]	Principally comprises the severance costs related to phase II of the Simplification programme.

LLOYDS BANKING GROUP PLC

2.	Segmental analysis (continued)

Half-year to 30 June 2015	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m
Underlying basis
Retail[1]	3,364	554	3,918	1,603	4,194	(276)
Commercial Banking[1]	1,266	1,027	2,293	1,212	1,850	443
Consumer Finance[1]	1,005	678	1,683	756	1,889	(206)
Insurance	(73)	1,025	952	584	1,241	(289)
Other	153	(31)	122	228	(206)	328
Group	5,715	3,253	8,968	4,383	8,968	−
Reconciling items:
Insurance grossing adjustment	(241)	287	46	−
TSB income	192	31	223	−
Enhanced Capital Notes	−	(390)	(390)	(390)
Asset sales, volatile items and liability management[2]	26	6	32	35
Volatility relating to the insurance business	−	18	18	18
Restructuring costs	−	−	−	(32)
TSB build and dual-running costs	−	−	−	(85)
Charge relating to the TSB disposal	−	5	5	(660)
Payment protection insurance provision	−	−	−	(1,400)
Other conduct provisions	−	−	−	(435)
Amortisation of purchased intangibles	−	−	−	(164)
Fair value unwind	(200)	105	(95)	(77)
Group – statutory	5,492	3,315	8,807	1,193

[1]	Restated, see page 54.
[2]	Comprises (i) losses on disposals of assets which are not part of normal business operations (£52 million); (ii) the net effect of banking volatility and net derivative valuation adjustments (gains of £93 million); and (iii) the results of liability management exercises (losses of £6 million).

LLOYDS BANKING GROUP PLC

2.	Segmental analysis (continued)

Half-year to 31 December 2015	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m
Underlying basis
Retail[1]	3,300	561	3,861	1,488	4,351	(490)
Commercial Banking[1]	1,310	1,045	2,355	1,266	1,786	569
Consumer Finance[1]	949	681	1,630	625	1,883	(253)
Insurance	(90)	802	712	378	824	(112)
Other	298	(187)	111	(28)	(175)	286
Group	5,767	2,902	8,669	3,729	8,669	–
Reconciling items:
Insurance grossing adjustment	203	(161)	42	–
Enhanced Capital Notes	−	289	289	289
Asset sales, volatile items and liability management[2]	2	(113)	(111)	(11)
Volatility relating to the insurance business	–	(123)	(123)	(123)
Restructuring costs	–	−	−	(138)
Payment protection insurance provision	–	–	–	(2,600)
Other conduct provisions	–	–	–	(402)
Amortisation of purchased intangibles	–	–	–	(178)
Fair value unwind	(146)	(6)	(152)	(115)
Group – statutory	5,826	2,788	8,614	451

[1]	Restated, see page 54.
[2]	Comprises (i) gains on disposals of assets which are not part of normal business operations (£106 million); (ii) the net effect of banking volatility and net derivative valuation adjustments (losses of £95 million); and (iii) the results of liability management exercises (losses of £22 million).

	Segment external assets		Segment customer deposits		Segment external liabilities
	At 30 June 2016	At 31 Dec 2015	At 30 June 2016	At 31 Dec 2015	At 30 June 2016	At 31 Dec 2015
	£m	£m	£m	£m	£m	£m

Retail[1]	302,851	307,887	271,293	273,719	276,001	278,933
Commercial Banking[1]	201,259	178,838	141,426	131,998	249,367	226,106
Consumer Finance[1]	39,176	36,501	9,086	11,082	13,964	15,462
Insurance	147,718	143,217	−	−	141,318	137,233
Other	157,228	140,245	1,474	1,527	118,644	101,974
Total Group	848,232	806,688	423,279	418,326	799,294	759,708

[1]	Restated, see page 54.

LLOYDS BANKING GROUP PLC

3.	Operating expenses

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	£m
Administrative expenses
Staff costs:
Salaries and social security costs	1,782	1,859	1,707
Pensions and other post-retirement benefit schemes	268	278	270
Restructuring and other staff costs	412	273	290
	2,462	2,410	2,267
Premises and equipment	353	360	355
Other expenses:
Communications and data processing	403	436	457
UK bank levy	−	−	270
TSB disposal	−	665	−
Other	675	740	478
	1,078	1,841	1,205
	3,893	4,611	3,827
Depreciation and amortisation	1,166	1,007	1,105
Total operating expenses, excluding regulatory provisions	5,059	5,618	4,932
Regulatory provisions:
Payment protection insurance provision (note 13)	−	1,400	2,600
Other regulatory provisions[1] (note 13)	445	435	402
	445	1,835	3,002
Total operating expenses	5,504	7,453	7,934

[1]	In addition, regulatory provisions of £15 million (half-year to 30 June 2015: £nil; half-year to 31 December 2015: £nil) have been charged against income.

4.	Impairment

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	£m
Impairment losses on loans and receivables:
Loans and advances to customers	229	181	262
Debt securities classified as loans and receivables	−	(2)	−
Impairment losses on loans and receivables (note 10)	229	179	262
Impairment of available-for-sale financial assets	146	−	4
Other credit risk provisions	(13)	(18)	(37)
Total impairment charged to the income statement	362	161	229

LLOYDS BANKING GROUP PLC

5.	Taxation

A reconciliation of the tax charge that would result from applying the standard UK corporation tax rate to the profit before tax, to the actual tax charge, is given below:

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	£m

Profit before tax	2,454	1,193	451

Tax charge thereon at UK corporation tax rate of 20 per cent (2015: 20.25 per cent)	(491)	(242)	(91)
Factors affecting tax charge:
Impact of bank surcharge	(59)	−	−
Differences in UK tax rates	(3)	7	(34)
Disallowed items	(122)	(99)	(531)
Non-taxable items	47	46	116
Overseas tax rate differences	(6)	(8)	4
Gains exempted or covered by capital losses	8	47	20
Policyholder tax	(34)	(39)	42
Tax losses not previously recognised	49	−	42
Adjustments in respect of previous years	10	21	12
Effect of results of joint ventures and associates	−	−	(1)
Other items	4	(1)	1
Tax charge	(597)	(268)	(420)

In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2016 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.

The Finance (No. 2) Act 2015 introduced an additional surcharge of 8 per cent on banking profits from 1 January 2016.

On 16 March 2016, the Government announced a reduction in the corporation tax rate applicable from 1 April 2020 to 17 per cent and a further restriction to the amount of banks’ profits that can be offset by carried forward losses for the purposes of calculating corporation tax liabilities from 50 per cent to 25 per cent. The proposed reduction in the rate of corporation tax and the further bank loss relief restriction are expected to be enacted, and accounted for, in the second half of 2016.

LLOYDS BANKING GROUP PLC

6.	Earnings per share

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	£m

Profit attributable to ordinary shareholders – basic and diluted	1,590	677	(211)
Tax credit on distributions to other equity holders	41	40	40
	1,631	717	(171)

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	million	million	million

Weighted average number of ordinary shares in issue – basic	71,175	71,349	71,196
Adjustment for share options and awards	882	1,114	1,023
Weighted average number of ordinary shares in issue – diluted	72,057	72,463	72,219

Basic earnings per share	2.3p	1.0p	(0.2)p
Diluted earnings per share	2.3p	1.0p	(0.2)p

7.	Trading and other financial assets at fair value through profit or loss

	At 30 June 2016	At 31 Dec 2015
	£m	£m

Trading assets	45,032	42,661

Other financial assets at fair value through profit or loss:
Treasury and other bills	64	74
Debt securities	39,101	37,330
Equity shares	61,980	60,471
	101,145	97,875
Total trading and other financial assets at fair value through profit or loss	146,177	140,536

Included in the above is £95,168 million (31 December 2015: £90,492 million) of assets relating to the insurance businesses.

LLOYDS BANKING GROUP PLC

8.	Derivative financial instruments

	30 June 2016		31 December 2015
	Fair value of assets	Fair value of liabilities	Fair value of assets	Fair value of liabilities
	£m	£m	£m	£m
Hedging
Derivatives designated as fair value hedges	2,103	956	1,624	831
Derivatives designated as cash flow hedges	1,743	2,093	1,062	1,606
	3,846	3,049	2,686	2,437
Trading and other
Exchange rate contracts	13,525	9,458	7,188	6,081
Interest rate contracts	28,517	27,367	17,458	16,231
Credit derivatives	456	1,587	295	407
Embedded equity conversion feature	−	−	545	−
Equity and other contracts	979	915	1,295	1,145
	43,477	39,327	26,781	23,864
Total recognised derivative assets/liabilities	47,323	42,376	29,467	26,301

9.	Loans and advances to customers

	At 30 June 2016	At 31 Dec 2015
	£m	£m

Agriculture, forestry and fishing	7,047	6,924
Energy and water supply	3,129	3,247
Manufacturing	6,394	5,953
Construction	5,736	4,952
Transport, distribution and hotels	13,272	13,526
Postal and communications	2,581	2,563
Property companies	32,213	32,228
Financial, business and other services	41,959	43,072
Personal:
Mortgages	309,338	312,877
Other	20,443	20,579
Lease financing	2,792	2,751
Hire purchase	10,862	9,536
	455,766	458,208
Allowance for impairment losses on loans and advances to customers (note 10)	(2,733)	(3,033)
Total loans and advances to customers	453,033	455,175

Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes.

LLOYDS BANKING GROUP PLC

10.	Allowance for impairment losses on loans and receivables

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	£m

Opening balance	3,130	6,540	5,477
Exchange and other adjustments	19	(300)	54
Adjustment on disposal of businesses	−	(82)	−
Advances written off	(1,037)	(1,323)	(3,333)
Recoveries of advances written off in previous years	509	491	698
Unwinding of discount	(19)	(28)	(28)
Charge to the income statement (note 4)	229	179	262
Balance at end of period	2,831	5,477	3,130

In respect of:
Loans and advances to customers (note 9)	2,733	5,350	3,033
Debt securities	98	127	97
Balance at end of period	2,831	5,477	3,130

11.	Debt securities in issue

	30 June 2016			31 December 2015
	At fair value through profit or loss	At amortised cost	Total	At fair value through profit or loss	At amortised cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	9,443	31,074	40,517	7,878	29,329	37,207
Covered bonds	−	31,873	31,873	−	27,200	27,200
Certificates of deposit	−	11,592	11,592	−	11,101	11,101
Securitisation notes	−	7,091	7,091	−	7,763	7,763
Commercial paper	−	7,128	7,128	−	6,663	6,663
	9,443	88,758	98,201	7,878	82,056	89,934

The notes issued by the Group’s securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.

Securitisation programmes

At 30 June 2016, external parties held £7,091 million (31 December 2015: £7,763 million) and the Group’s subsidiaries held £27,804 million (31 December 2015: £29,303 million) of total securitisation notes in issue of £34,895 million (31 December 2015: £37,066 million). The notes are secured on loans and advances to customers and debt securities classified as loans and receivables amounting to £56,336 million (31 December 2015: £58,090 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet.

Covered bond programmes

At 30 June 2016, external parties held £31,873 million (31 December 2015: £27,200 million) and the Group’s subsidiaries held £3,601 million (31 December 2015: £4,197 million) of total covered bonds in issue of £35,474 million (31 December 2015: £31,397 million). The bonds are secured on certain loans and advances to customers that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group's balance sheet.

Cash deposits of £8,783 million (31 December 2015: £8,383 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group.

LLOYDS BANKING GROUP PLC

12.	Post-retirement defined benefit schemes

The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 June 2016	At 31 Dec 2015
	£m	£m
Defined benefit pension schemes:
- Fair value of scheme assets	43,752	37,639
- Present value of funded obligations	(43,117)	(36,903)
Net pension scheme asset	635	736
Other post-retirement schemes	(205)	(200)
Net retirement benefit asset	430	536

Recognised on the balance sheet as:
Retirement benefit assets	1,022	901
Retirement benefit obligations	(592)	(365)
Net retirement benefit asset	430	536

The movement in the Group’s net post-retirement defined benefit scheme asset during the period was as follows:

£m

At 1 January 2016	536
Exchange and other adjustments	−
Income statement charge	(136)
Employer contributions	297
Remeasurement	(267)
At 30 June 2016	430

The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:

	Half-year to 30 June 2016	Half-year to 30 June 2015	Half-year to 31 Dec 2015
	£m	£m	£m

Defined benefit pension schemes – current service cost	136	154	161
Defined contribution schemes	132	124	109
Total charge to the income statement (note 3)	268	278	270

The principal assumptions used in the valuations of the defined benefit pension scheme were as follows:

	At 30 June 2016	At 31 Dec 2015
	%	%

Discount rate	2.80	3.87
Rate of inflation:
Retail Prices Index	2.73	2.99
Consumer Price Index	1.73	1.99
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.44	2.58

LLOYDS BANKING GROUP PLC

13.	Provisions for liabilities and charges

Payment protection insurance

The Group has made provisions totalling £16,025 million since 2010 against the costs of paying redress to customers in respect of past sales of PPI policies, including the related administrative expenses.

No additional charge has been made in the first half of 2016.

As at 30 June 2016, £1,950 million or 12 per cent of the total provision remained unutilised relating predominantly to reactive complaints and associated administration costs.

Total cash payments were £1,508 million in the first half of 2016 which included remediation. The re-review of previously handled cases is now complete.

On 26 November 2015, the Financial Conduct Authority (FCA) published a consultation paper (CP15/39: Rules and guidance on payment protection insurance complaints) proposing (i) the introduction of a deadline by which consumers would need to make their PPI complaints including an FCA led communications campaign, and (ii) rules and guidance about how firms should handle PPI complaints in light of the Supreme Court’s decision in Plevin v Paragon Personal Finance Limited [2014] UKSC 61 (Plevin). The Group awaits the FCA’s final decision and should the time bar be longer than the proposed two years or the FCA’s final decision be significantly delayed, then the Group may need to reassess its provision.

In 2015, the Group increased the total expected reactive complaints to 4.7 million (including complaints falling under the Plevin rules and guidance) in light of the FCA proposals, equivalent to approximately 10,000 complaints per week through to a time bar of mid-2018. There is no change in the total expected reactive complaints, with approximately 1.1 million still to be received.

The volume of complaints during the first half of 2016 was marginally lower than the prior year, at around 8,500 per week; this is broadly in line with the Group’s expectations.

Monthly complaint trends could vary significantly, given they are likely to be impacted by a number of factors including seasonality, the potential impact of the FCA’s proposed communication campaign as well as changes in the regulation of Claims Management Companies (CMCs).

The provision includes an estimate to cover redress that would be payable under the FCA’s proposed new rules and guidance in light of Plevin.

Quarter	Average monthly reactive (including Plevin) complaint volume*	Quarter-on-quarter %	Year-on-year %
Q1 2014	42,259	13%	(31%)
Q2 2014	39,426	(7%)	(27%)
Q3 2014	40,624	3%	(18%)
Q4 2014	35,910	(12%)	(4%)
Q1 2015	37,791	5%	(11%)
Q2 2015	36,957	(2%)	(6%)
Q3 2015	37,586	2%	(7%)
Q4 2015	33,998	(10%)	(5%)
Q1 2016	37,293	10%	(1%)
Q2 2016	37,222	(0%)	1%

*Net complaints – i.e. exclude claims where no PPI policy was held

LLOYDS BANKING GROUP PLC

13.	Provisions for liabilities and charges (continued)

Sensitivities

The Group estimates that it has sold approximately 16 million policies since 2000. These include policies that were not mis-sold. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for 49 per cent of the policies sold since 2000, covering both customer-initiated complaints and actual and PBR mailings undertaken by the Group.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. However a number of risks and uncertainties remain in particular with respect to future volumes. The cost could differ materially from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. There is significant uncertainty around the impact of the proposed FCA media campaign, CMC and customer activity and the deadline for PPI complaints may be later than originally expected.

Key metrics and sensitivities are highlighted in the table below:

Sensitivities[1]	To date unless noted	Future	Sensitivity

Customer initiated complaints since origination (m)[2]	3.6	1.1	0.1 = £180m
Average uphold rate per policy[3]	74%	89%	1% = £35m
Average redress per upheld policy4	£1,700	£1,250	£100 = £145m
Administrative expenses (£m)	3,005	450	1 case = £400

[1]	All sensitivities exclude claims where no PPI policy was held.
[2]	Sensitivity includes complaint handling costs. Future volume includes complaints falling into the Plevin rules and guidance. As a result, the sensitivity per 100,000 complaints includes cases where the average redress would be lower than historical trends.
[3]	The percentage of complaints where the Group finds in favour of the customer excluding PBR. The 74 per cent uphold rate per policy is based on the six months to 30 June 2016. Future uphold rate and sensitivities are influenced by a proportion of complaints falling under the Plevin rules and guidance which would otherwise be defended. As a result, the future uphold rate is higher than historical trends.
[4]	The amount that is paid in redress in relation to a policy found to have been mis-sold, comprising, where applicable, the refund of premium, compound interest charged and interest at 8 per cent per annum. Actuals are based on the six months to 30 June 2016. Future average redress is influenced by expected compensation payments for complaints falling under the Plevin rules and guidance, which have lower average redress than non Plevin cases.

Other regulatory provisions

Customer claims in relation to insurance branch business in Germany

The Group continues to receive claims in Germany from customers relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited). The Group recognised provisions totalling £545 million during the period to 31 December 2015.

The German industry-wide issue regarding notification of contractual ‘cooling off’ periods has continued to lead to an increasing number of claims in 2016. Accordingly a provision increase of £50 million was recognised in the half-year to 30 June 2016 giving a total provision of £595 million; the remaining unutilised provision as at 30 June 2016 is £143 million (31 December 2015: £124 million).

The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

LLOYDS BANKING GROUP PLC

13.	Provisions for liabilities and charges (continued)

Interest rate hedging products

In June 2012, a number of banks, including the Group, reached agreement with the FSA (now FCA) to carry out a review of sales made since 1 December 2001 of interest rate hedging products (IRHP) to certain small and medium-sized businesses. As at 30 June 2016 the Group had identified 1,739 sales of IRHPs to customers within scope of the agreement with the FCA which have opted in and are being reviewed and, where appropriate, redressed. The Group agreed that it would provide redress to any in-scope customers where appropriate. The Group continues to review the remaining cases within the scope of the agreement with the FCA and has met all of the regulator’s requirements to date.

By the end of 2015, the Group had charged a total of £720 million in respect of redress and related administration costs for in-scope customers. An additional £10 million has been provided in the half-year to 30 June 2016 raising the total amount provided to £730 million. As at 30 June 2016, the Group has utilised £701 million (31 December 2015: £652 million), with £29 million (31 December 2015: £68 million) of the provision remaining.

Arrears handling related activities

Following a review of the Group’s secured and unsecured arrears handling activities, the Group has put in place a number of actions to further improve its handling of customers in these areas. As a result, the Group has provided an additional £215 million in the first half of 2016 (bringing the total provision to £351 million), for the costs of identifying and rectifying certain arrears management fees and activities. As at 30 June 2016, the unutilised provision was £346 million (31 December 2015: £136 million).

Other legal actions and regulatory matters

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints and claims from customers in connection with its past conduct and, where significant, provisions are held against the costs expected to be incurred as a result of the conclusions reached. In the half-year to 30 June 2016, the Group charged an additional £119 million in respect of matters within the Retail division and £66 million in respect of the Commercial Banking, Consumer Finance and Insurance divisions.

At 30 June 2016, provisions for other legal actions and regulatory matters of £627 million (31 December 2015: £677 million) remained unutilised, principally in relation to the sale of bancassurance products and packaged bank accounts and other Retail provisions.

LLOYDS BANKING GROUP PLC

14.	Contingent liabilities and commitments

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Group is not directly involved in the on-going investigations and litigation (as described below) which involve card schemes such as Visa and MasterCard. However, the Group is a member of Visa and MasterCard and other card schemes.

−	The European Commission continues to pursue certain competition investigations into MasterCard and Visa probing, amongst other things, MIFs paid in respect of cards issued outside the EEA;

−	Litigation continues in the English Courts against both Visa and MasterCard. This litigation has been brought by several retailers who are seeking damages for allegedly ‘overpaid’ MIFs. From publicly available information, it is understood these damages claims are running to different timescales with respect to the litigation process. It is also possible that new claims may be issued. Judgment in the Sainsbury’s v MasterCard case was handed down on 14 July 2016. Sainsbury’s is entitled to recover approximately £69 million (plus interest) in damages from MasterCard. It is unclear whether MasterCard will seek to appeal the judgment. However, the judgment considers a number of important matters that are likely to influence the conduct of ongoing (and future) litigation in relation to both Visa and MasterCard.

−	Any ultimate impact on the Group of the above investigations and the litigation against Visa and MasterCard remains uncertain at this time.

Visa Inc completed its acquisition of Visa Europe on 21 June 2016. The Group’s share of the sale proceeds comprised cash consideration of approximately £330 million (of which approximately £300 million was received on completion of the sale and £30 million is deferred for three years) and preferred stock, which the Group measures at fair value. The preferred stock is convertible into Class A Common Stock of Visa Inc or its equivalent upon the occurrence of certain events. As part of this transaction, the Group and certain other UK banks also entered into a Loss Sharing Agreement (LSA) with Visa Inc, which clarifies the allocation of liabilities between the parties should the litigation referred to above result in Visa Inc being liable for damages payable by Visa Europe. Visa Inc only has recourse to the LSA once more than €1 billion of losses relating to UK domestic MIFs have arisen or once the total value of the preferred stock issued by Visa to certain UK banks on completion has been reduced to zero. This would be effected by a downward adjustment to the conversion ratio. In determining the fair value of the preferred stock, the Group includes adjustments for both the stock’s illiquidity and the potential for changes in the conversion ratio. The maximum amount of liability to which the Group may be subject under the LSA is capped at the cash consideration which was received by the Group at completion. Visa Inc may also have recourse to a general indemnity, currently in place under Visa Europe’s Operating Regulations, for damages claims concerning inter or intra-regional MIF setting activities.

LIBOR and other trading rates

In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Group continues to cooperate with various other government and regulatory authorities, including the Serious Fraud Office, the Swiss Competition Commission, and a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR. The lawsuits, which contain broadly similar allegations, allege violations of the Sherman Antitrust Act, the Racketeer Influenced and Corrupt Organizations Act and the Commodity Exchange Act, as well as various state statutes and common law doctrines. Certain of the plaintiffs’ claims, including those asserted under US anti-trust laws, have been dismissed by the US Federal Court for Southern District of New York (the District Court). The New York Federal Court of Appeal overturned the District Court’s dismissal of plaintiffs’ antitrust claims in May 2016. The anti-trust claims have now been revived. An application to dismiss these claims for lack of personal jurisdiction will be made following the positive November 2015 decision which dismissed OTC and exchange-based plaintiffs’ claims against the Group for lack of personal jurisdiction.

LLOYDS BANKING GROUP PLC

14.	Contingent liabilities and commitments (continued)

Certain Group companies are also named as defendants in UK based claims raising LIBOR manipulation allegations in connection with interest rate hedging products.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

UK shareholder litigation

In August 2014, the Group and a number of former directors were named as defendants in a claim filed in the English High Court by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. It is currently not possible to determine the ultimate impact on the Group (if any), but the Group intends to defend the claim vigorously.

Financial Services Compensation Scheme

The Financial Services Compensation Scheme (FSCS) is the UK’s independent statutory compensation fund of last resort for customers of authorised financial services firms and pays compensation if a firm is unable or likely to be unable to pay claims against it. The FSCS is funded by levies on the authorised financial services industry. Each deposit-taking institution contributes towards the FSCS levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year, which runs from 1 April to 31 March.

Following the default of a number of deposit takers in 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. At 31 March 2016, the end of the latest FSCS scheme year for which it has published accounts, the principal balance outstanding on these loans was £15,655 million (31 March 2015: £15,797 million). Although it is anticipated that the substantial majority of this loan will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, any shortfall will be funded by deposit-taking participants of the FSCS. The amount of future levies payable by the Group depends on a number of factors including the amounts recovered by the FSCS from asset sales, the Group’s participation in the deposit-taking market at 31 December, the level of protected deposits and the population of deposit-taking participants.

Tax authorities

The Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities including open matters where Her Majesty's Revenue and Customs (HMRC) adopt a different interpretation and application of tax law. The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Group that their interpretation of the UK rules, permitting the offset of such losses, denies the claim; if HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £600 million and a reduction in the Group’s deferred tax asset of approximately £400 million. The Group does not agree with HMRC's position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC; none of these is expected to have a material impact on the financial position of the Group.

Residential mortgage repossessions

In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases, concerning certain aspects of the Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The FCA is actively engaged with the industry in relation to these considerations. The Group will respond as appropriate to this and any investigations, proceedings, or regulatory action that may in due course be instigated as a result of these issues.

LLOYDS BANKING GROUP PLC

14.	Contingent liabilities and commitments (continued)

The Financial Conduct Authority’s announcement on time-barring for PPI complaints and Plevin v Paragon Personal Finance Limited

On 26 November 2015 the FCA issued a Consultation Paper on the introduction of a deadline by which consumers would need to make their PPI complaints or else lose their right to have them assessed by firms or the Financial Ombudsman Service, and proposed rules and guidance concerning the handling of PPI complaints in light of the Supreme Court’s decision in Plevin v Paragon Personal Finance Limited [2014] UKSC 61 (Plevin). The next step is for the FCA to issue a policy statement. The Financial Ombudsman Service is also considering the implications of Plevin for PPI complaints. The implications of potential time-barring and the Plevin decision in terms of the scope of any court proceedings or regulatory action remain uncertain.

Mortgage arrears handling activities

On 26 May 2016, the Group was informed that an enforcement team at the FCA had commenced an investigation in connection with the Group’s mortgage arrears handling activities. This investigation is ongoing and it is currently not possible to make a reliable assessment of the liability, if any, that may result from the investigation.

Other legal actions and regulatory matters

In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

LLOYDS BANKING GROUP PLC

14.	Contingent liabilities and commitments (continued)

Contingent liabilities and commitments arising from the banking business

	At 30 June 2016	At 31 Dec 2015
	£m	£m
Contingent liabilities
Acceptances and endorsements	130	52
Other:
Other items serving as direct credit substitutes	516	458
Performance bonds and other transaction-related contingencies	2,007	2,123
	2,523	2,581
Total contingent liabilities	2,653	2,633

Commitments
Documentary credits and other short-term trade-related transactions	−	−
Forward asset purchases and forward deposits placed	772	421

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	10,490	9,995
Other commitments	63,295	57,809
	73,785	67,804
1 year or over original maturity	39,553	44,691
Total commitments	114,110	112,916

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £62,358 million (31 December 2015: £63,086 million) was irrevocable.

LLOYDS BANKING GROUP PLC

15.	Fair values of financial assets and liabilities

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 50 to the Group’s 2015 financial statements describes the definitions of the three levels in the fair value hierarchy.

Valuation control framework

Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios

Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when consistent sources of data cease to be available.

Valuation methodology

For level 2 and level 3 portfolios, there is no significant change to what was disclosed in the Group’s 2015 Annual Report and Accounts in respect of the valuation methodology (techniques and inputs) applied to such portfolios.

The table below summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	30 June 2016		31 December 2015
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m
Financial assets
Trading and other financial assets at fair value through profit or loss	146,177	146,177	140,536	140,536
Derivative financial instruments	47,323	47,323	29,467	29,467
Loans and receivables:
Loans and advances to banks	25,958	25,979	25,117	25,130
Loans and advances to customers	453,033	453,520	455,175	454,797
Debt securities	3,996	3,882	4,191	4,107
Available-for-sale financial instruments	35,860	35,860	33,032	33,032
Held-to-maturity investments	21,500	22,804	19,808	19,851
Financial liabilities
Deposits from banks	23,162	23,177	16,925	16,934
Customer deposits	423,279	423,824	418,326	418,512
Trading and other financial liabilities at fair value through profit or loss	52,094	52,094	51,863	51,863
Derivative financial instruments	42,376	42,376	26,301	26,301
Debt securities in issue	88,758	91,402	82,056	85,093
Liabilities arising from non-participating investment contracts	19,353	19,353	22,777	22,777
Subordinated liabilities	22,935	24,412	23,312	26,818

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

LLOYDS BANKING GROUP PLC

15.	Fair values of financial assets and liabilities (continued)

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

Financial assets

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 30 June 2016
Trading and other financial assets at fair value through profit or loss:
Loans and advances to customers	−	33,625	−	33,625
Loans and advances to banks	−	2,387	−	2,387
Debt securities	22,796	23,055	2,263	48,114
Equity shares	60,445	34	1,508	61,987
Treasury and other bills	64	−	−	64
Total trading and other financial assets at fair value through profit or loss	83,305	59,101	3,771	146,177
Available-for-sale financial assets:
Debt securities	27,210	7,406	50	34,666
Equity shares	451	14	729	1,194
Total available-for-sale financial assets	27,661	7,420	779	35,860
Derivative financial instruments	63	45,715	1,545	47,323
Total financial assets carried at fair value	111,029	112,236	6,095	229,360

At 31 December 2015
Trading and other financial assets at fair value through profit or loss:
Loans and advances to customers	−	30,109	−	30,109
Loans and advances to banks	−	3,065	−	3,065
Debt securities	20,919	22,504	3,389	46,812
Equity shares	58,457	292	1,727	60,476
Treasury and other bills	74	−	−	74
Total trading and other financial assets at fair value through profit or loss	79,450	55,970	5,116	140,536
Available-for-sale financial assets:
Debt securities	25,266	6,518	55	31,839
Equity shares	43	521	629	1,193
Total available-for-sale financial assets	25,309	7,039	684	33,032
Derivative financial instruments	43	27,955	1,469	29,467
Total financial assets carried at fair value	104,802	90,964	7,269	203,035

LLOYDS BANKING GROUP PLC

15.	Fair values of financial assets and liabilities (continued)

Financial liabilities

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 30 June 2016
Trading and other financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	−	9,443	2	9,445
Trading liabilities	2,687	39,962	−	42,649
Total trading and other financial liabilities at fair value through profit or loss	2,687	49,405	2	52,094
Derivative financial instruments	97	40,949	1,330	42,376
Total financial liabilities carried at fair value	2,784	90,354	1,332	94,470

At 31 December 2015
Trading and other financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	−	7,878	1	7,879
Trading liabilities	4,153	39,831	−	43,984
Total trading and other financial liabilities at fair value through profit or loss	4,153	47,709	1	51,863
Derivative financial instruments	41	25,537	723	26,301
Total financial liabilities carried at fair value	4,194	73,246	724	78,164

Financial guarantees are recognised at fair value on initial recognition and are classified as level 3; the balance is not material.

LLOYDS BANKING GROUP PLC

15.	Fair values of financial assets and liabilities (continued)

Movements in level 3 portfolio

The tables below analyse movements in the level 3 financial assets portfolio.

	Trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m	£m

At 1 January 2016	5,116	684	1,469	7,269
Exchange and other adjustments	6	1	61	68
Gains recognised in the income statement within other income	317	−	478	795
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	−	248	−	248
Purchases	335	204	6	545
Sales	(2,031)	(494)	(35)	(2,560)
Derecognised pursuant to tender offers and redemptions in respect of Enhanced Capital Notes	−	−	(476)	(476)
Transfers into the level 3 portfolio	187	136	45	368
Transfers out of the level 3 portfolio	(159)	−	(3)	(162)
At 30 June 2016	3,771	779	1,545	6,095
Gains recognised in the income statement within other income relating to those assets held at 30 June 2016	373	−	635	1,008
	Trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m	£m

At 1 January 2015	5,104	270	2,771	8,145
Exchange and other adjustments	(1)	−	(44)	(45)
Losses recognised in the income statement within other income	(61)	−	(534)	(595)
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	−	1	−	1
Purchases	785	38	182	1,005
Sales	(649)	(6)	(105)	(760)
Transfers into the level 3 portfolio	20	−	−	20
Transfers out of the level 3 portfolio	(48)	−	(37)	(85)
At 30 June 2015	5,150	303	2,233	7,686
Losses recognised in the income statement within other income relating to those assets held at 30 June 2015	(39)	−	(533)	(572)

LLOYDS BANKING GROUP PLC

15.	Fair values of financial assets and liabilities (continued)

The tables below analyse movements in the level 3 financial liabilities portfolio.

	Trading and other financial liabilities at fair value through profit or loss	Derivative liabilities	Total financial liabilities carried at fair value
	£m	£m	£m

At 1 January 2016	1	723	724
Exchange and other adjustments	−	43	43
Losses recognised in the income statement within other income	1	606	607
Additions	−	10	10
Redemptions	−	(52)	(52)
Transfers into the level 3 portfolio	−	−	−
Transfers out of the level 3 portfolio	−	−	−
At 30 June 2016	2	1,330	1,332
Losses recognised in the income statement within other income relating to those liabilities held at 30 June 2016	1	592	593

	Trading and other financial liabilities at fair value through profit or loss	Derivative liabilities	Total financial liabilities carried at fair value
	£m	£m	£m

At 1 January 2015	5	1,456	1,461
Exchange and other adjustments	−	(33)	(33)
Gains recognised in the income statement within other income	−	(100)	(100)
Additions	−	124	124
Redemptions	(4)	(102)	(106)
Transfers into the level 3 portfolio	−	−	−
Transfers out of the level 3 portfolio	−	(12)	(12)
At 30 June 2015	1	1,333	1,334
Gains recognised in the income statement within other income relating to those liabilities held at 30 June 2015	−	(100)	(100)

LLOYDS BANKING GROUP PLC

15.	Fair values of financial assets and liabilities (continued)

The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities which have an aggregated carrying value greater than £500 million.

				At 30 June 2016
					Effect of reasonably possible alternative assumptions[1]
	Valuation technique(s)	Significant unobservable inputs	Range[2]	Carrying value	Favourable changes	Unfavourable changes
				£m	£m	£m
Trading and other financial assets at fair value through profit or loss:
Equity and venture capital investments	Market approach	Earnings multiple	0.3/16.6	2,280	73	(80)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)[3]	n/a	n/a	1,310	−	(21)
Other				181
				3,771
Available for sale financial assets				779

Derivative financial assets:
Interest rate derivatives	Option pricing model	Interest rate volatility	2%/115%	1,545	17	(24)
				1,545
Financial assets carried at fair value				6,095

Trading and other financial liabilities at fair value through profit or loss				2

Derivative financial liabilities:
Interest rate derivatives	Option pricing model	Interest rate volatility	2%/115%	1,330
				1,330
Financial liabilities carried at fair value				1,332

[1]	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
[2]	The range represents the highest and lowest inputs used in the level 3 valuations.
[3]	Underlying asset/net asset values represent fair value.

LLOYDS BANKING GROUP PLC

15.	Fair values of financial assets and liabilities (continued)

				At 31 December 2015
					Effect of reasonably possible alternative assumptions[1]
	Valuation technique(s)	Significant unobservable inputs	Range[2]	Carrying value	Favourable changes	Unfavourable changes
				£m	£m	£m
Trading and other financial assets at fair value through profit or loss:
Equity and venture capital investments	Market approach	Earnings multiple	1.0/17.5	2,279	72	(72)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)[3]	n/a	n/a	2,538	−	(48)
Other				299
				5,116
Available for sale financial assets				684

Derivative financial assets:
Embedded equity conversion feature	Lead manager or broker quote	Equity conversion feature spread	171/386	545	14	(14)
Interest rate derivatives	Option pricing model	Interest rate volatility	1%/63%	924	20	(19)
				1,469
Financial assets carried at fair value				7,269

Trading and other financial liabilities at fair value through profit or loss				1

Derivative financial liabilities:
Interest rate derivatives	Option pricing model	Interest rate volatility	1%/63%	723
				723
Financial liabilities carried at fair value				724

[1]	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
[2]	The range represents the highest and lowest inputs used in the level 3 valuations.
[3]	Underlying asset/net asset values represent fair value.

Unobservable inputs

Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s 2015 financial statements.

Reasonably possible alternative assumptions

Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and are unchanged from those described in the Group’s 2015 financial statements.

LLOYDS BANKING GROUP PLC

16.	Credit quality of loans and advances

The table below sets out those loans that are (i) neither past due nor impaired, (ii) past due but not impaired,
(iii) impaired, not requiring a provision and (iv) impaired requiring a provision.

The disclosures in the table below are produced under the underlying basis used for the Group’s segmental reporting. The Group believes that, for reporting periods following a significant acquisition such as the acquisition of HBOS in 2009, this underlying basis, which includes the allowance for loan losses at the acquisition date on a gross basis, more fairly reflects the underlying provisioning status of the loans.

The analysis of lending between retail and commercial has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within commercial are exposures to corporate customers and other large institutions.

	Loans and advances	Banks	Customers				Designated at fair value through profit or loss
			Retail – mortgages	Retail – other	Commercial	Total
		£m	£m	£m	£m	£m	£m

	At 30 June 2016
	Good quality	25,547	297,474	34,830	63,285		35,934
	Satisfactory quality	305	975	4,384	30,716		78
	Lower quality	6	38	443	6,002		−
	Below standard, but not impaired	22	146	355	407		−
	Neither past due nor impaired[1]	25,880	298,633	40,012	100,410	439,055	36,012
	0-30 days	78	3,839	313	228	4,380	−
	30-60 days	−	1,638	79	56	1,773	−
	60-90 days	−	1,056	7	43	1,106	−
	90-180 days	−	1,286	11	43	1,340	−
	Over 180 days	−	−	25	138	163	−
	Past due but not impaired[2]	78	7,819	435	508	8,762	−
Impaired	– no provision required	−	786	442	980	2,208	−
	– provision held	−	3,468	977	2,660	7,105	−
	Gross lending	25,958	310,706	41,866	104,558	457,130	36,012

	At 31 December 2015
	Good quality	24,670	301,403	33,589	63,453		33,156
	Satisfactory quality	311	527	4,448	28,899		15
	Lower quality	4	27	476	7,210		3
	Below standard, but not impaired	21	106	373	439		−
	Neither past due nor impaired[1]	25,006	302,063	38,886	100,001	440,950	33,174
	0-30 days	111	4,066	276	248	4,590	−
	30-60 days	−	1,732	81	100	1,913	−
	60-90 days	−	1,065	9	52	1,126	−
	90-180 days	−	1,370	8	19	1,397	−
	Over 180 days	−	−	19	44	63	−
	Past due but not impaired[2]	111	8,233	393	463	9,089	−
Impaired	– no provision required	−	732	690	1,092	2,514	−
	– provision held	−	3,269	911	2,896	7,076	−
	Gross lending	25,117	314,297	40,880	104,452	459,629	33,174

[1]	The definitions of good quality, satisfactory quality, lower quality and below standard, but not impaired applying to retail and commercial are not the same, reflecting the different characteristics of these exposures and the way they are managed internally, and consequently totals are not provided. Commercial lending has been classified using internal probability of default rating models mapped so that they are comparable to external credit ratings. Good quality lending comprises the lower assessed default probabilities, with other classifications reflecting progressively higher default risk. Classifications of retail lending incorporate expected recovery levels for mortgages, as well as probabilities of default assessed using internal rating models.
[2]	A financial asset is ‘past due’ if a counterparty has failed to make a payment when contractually due.

LLOYDS BANKING GROUP PLC

17.	Related party transactions

UK government

In January 2009, the UK government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer. As at 30 June 2016, HM Treasury held an interest of 9.1 per cent in the Company’s ordinary share capital, with its interest having fallen below 20 per cent on 11 May 2015. As a consequence of HM Treasury no longer being considered to have a significant influence, it ceased to be a related party of the Company for IAS 24 purposes at that date.

In accordance with IAS 24, UK government-controlled entities were related parties of the Group until 11 May 2015. The Group also regarded the Bank of England and entities controlled by the UK government, including The Royal Bank of Scotland Group plc (RBS), NRAM plc and Bradford & Bingley plc, as related parties.

The Group has participated in a number of schemes operated by the UK government and central banks and made available to eligible banks and building societies.

National Loan Guarantee Scheme

The Group participates in the UK government’s National Loan Guarantee Scheme, providing eligible UK businesses with discounted funding based on the Group’s existing lending criteria. Eligible businesses who have taken up the funding benefit from a 1 per cent discount on their funding rate for a pre-agreed period of time.

Funding for Lending

The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group. The initiative supports a broad range of UK based customers, focussing primarily on providing small businesses with cheaper finance to invest and grow. In November 2015, the Bank of England announced that the deadline for banks to draw down their borrowing allowance would be extended for a further two years until 31 January 2018. At 30 June 2016, the Group had drawn down £33.1 billion (31 December 2015: £32.1 billion) under the Scheme.

Enterprise Finance Guarantee Scheme

The Group participates in the Enterprise Finance Guarantee Scheme which supports viable businesses with access to lending where they would otherwise be refused a loan due to a lack of lending security. The Department for Business, Innovation and Skills provides the lender with a guarantee of up to 75 per cent of the capital of each loan subject to the eligibility of the customer. As at 30 June 2016, the Group had offered 6,647 loans to customers, worth over £568 million. Under the most recent renewal of the terms of the scheme, Lloyds Bank plc and Bank of Scotland plc, on behalf of the Group, contracted with The Secretary of State for Business, Innovation and Skills.

Help to Buy

The Help to Buy Scheme is a scheme promoted by the UK government and is aimed to encourage participating lenders to make mortgage loans available to customers who require higher loan-to-value mortgages. Halifax and Lloyds are currently participating in the Scheme whereby customers borrow between 90 per cent and 95 per cent of the purchase price. In return for the payment of a commercial fee, HM Treasury has agreed to provide a guarantee to the lender to cover a proportion of any loss made by the lender. £3,383 million of outstanding loans at 30 June 2016 (31 December 2015: £3,133 million) had been advanced under this scheme.

Business Growth Fund

The Group has invested £222 million (31 December 2015: £176 million) in the Business Growth Fund (under which an agreement was entered into with RBS amongst others) and, as at 30 June 2016, carries the investment at a fair value of £216 million (31 December 2015: £170 million).

Big Society Capital

The Group has invested £38 million (31 December 2015: £36 million) in the Big Society Capital Fund under which an agreement was entered into with RBS amongst others and, as at 30 June 2016, carries the investment at a fair value of £37 million (31 December 2015: £33 million).

LLOYDS BANKING GROUP PLC

17.	Related party transactions (continued)

Housing Growth Partnership

The Group has invested £11 million (31 December 2015: £4 million) and has committed to invest up to a further £39 million into the Housing Growth Partnership under which an agreement was entered into with the Homes and Communities Agency.

Central bank facilities

In the ordinary course of business, the Group may from time to time access market-wide facilities provided by central banks.

Other government-related entities

Other than the transactions referred to above, there were no significant transactions with the UK government and UK government-controlled entities (including UK government-controlled banks) during the year that were not made in the ordinary course of business or that were unusual in their nature or conditions.

Other related party transactions

Other related party transactions for the half-year to 30 June 2016 are similar in nature to those for the year ended 31 December 2015.

18.	Dividends on ordinary shares

An interim dividend for 2016 of 0.85 pence per ordinary share (half-year to 30 June 2015: 0.75 pence) will be paid on 28 September 2016. The total amount of this dividend is £607 million (half-year to 30 June 2015: £535 million).

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the dividends

Shares quoted ex-dividend	11 August 2016

Record date	12 August 2016

Final date for joining or leaving the dividend reinvestment plan	2 September 2016

Interim dividend paid	28 September 2016

On 17 May 2016, a final dividend in respect of 2015 of 1.5 pence per share, totalling £1,070 million, and a special dividend of 0.5 pence per share, totalling £357 million, were paid to shareholders.

LLOYDS BANKING GROUP PLC

19.	Future accounting developments

The following pronouncements are not applicable for the year ending 31 December 2016 and have not been applied in preparing these financial statements. Save as disclosed below, the full impact of these accounting changes is being assessed by the Group. As at 27 July 2016, these pronouncements are awaiting EU endorsement.

IFRS 9 Financial Instruments

IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement

Classification and Measurement

IFRS 9 requires financial assets to be classified into one of three measurement categories, fair value through profit or loss, fair value through other comprehensive income and amortised cost, on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instruments.

The Group has undertaken an assessment to determine the potential impact of changes in classification and measurement of financial assets. The adoption of IFRS 9 is unlikely to result in a significant change to current asset measurement bases, however, the final impact will be dependent on the facts and circumstances that exist on 1 January 2018.

IFRS 9 retains most of the existing requirements for financial liabilities. However, for financial liabilities designated at fair value through profit or loss, gains or losses attributable to changes in own credit risk may be presented in other comprehensive income. This change is expected to be immaterial to the Group.

Impairment

IFRS 9 also replaces the existing ‘incurred loss’ impairment approach with an expected credit loss approach, resulting in earlier recognition of credit losses. The IFRS 9 impairment model has three stages. Entities are required to recognise a 12 month expected loss allowance on initial recognition (stage 1) and a lifetime expected loss allowance when there has been a significant increase in credit risk (stage 2). The assessment of whether a significant increase in credit risk has occurred is a key aspect of the IFRS 9 methodology and involves quantitative and qualitative measures and therefore requires considerable management judgement. Stage 3 requires objective evidence that an asset is credit-impaired, which is similar to the guidance on incurred losses in IAS 39. Loan commitments and financial guarantees not measured at fair value through profit or loss are also in scope.

IFRS 9 requires the use of more forward looking information including reasonable and supportable forecasts of future economic conditions. The need to consider multiple economic scenarios and how they could impact the loss allowance is a subjective feature of the IFRS 9 impairment model. The final methodology for multiple economic scenarios is still under development, however, economic scenarios are likely to consider the Group’s five year operating plan and stress testing scenarios. Appropriate governance and oversight will be established around the process. It is important that the linkage between expected credit losses, economic scenarios, and stress testing is understood and transparent.

These changes may result in a material increase in the Group’s balance sheet provisions for credit losses and may therefore negatively impact the Group's regulatory capital position. The extent of any increase in provisions will depend upon, amongst other things, the composition of the Group’s lending portfolios and forecast economic conditions at the date of implementation. The requirement to transfer assets between stages and to incorporate forward looking data into the expected credit loss calculation, including multiple economic scenarios, is likely to result in impairment charges being more volatile when compared to the current IAS 39 impairment model.

Hedge Accounting

The hedge accounting requirements of IFRS 9 are more closely aligned with risk management practices and follow a more principle-based approach than IAS 39, however, there is an option to maintain the existing IAS 39 hedge accounting rules until the IASB completes its project on macro hedging. The Group currently expects to continue applying IAS 39 hedge accounting in accordance with this accounting policy choice.

LLOYDS BANKING GROUP PLC

19.	Future accounting developments (continued)

Transition

IFRS 9 is effective for annual periods beginning on or after 1 January 2018 with no requirement to restate prior periods. If comparative periods are not restated, at the date of initial application, any difference between the carrying amount of financial assets and the change in loss allowance shall be recognised in opening retained earnings.

IFRS 9 implementation programme

The Group has an established IFRS 9 programme to ensure a high quality implementation in compliance with the standard and regulatory guidance. The programme involves Finance and Risk functions across the Group with Divisional and Group steering committees providing oversight. The key responsibilities of the programme include defining IFRS 9 methodology and accounting policy, development of expected loss models, identifying data and system requirements, and establishing an appropriate operating model and governance framework.

Impairment methodologies have been documented and, in addition to IFRS 9, assessed against the expectations of the Basel Committee on Banking Supervision paper ‘Guidance on Credit Risk and Accounting for Expected Credit Losses’, and the Global Public Policy Committee paper ‘The implementation of IFRS 9 impairment requirements by banks’.

The build phase of the programme is underway for the core credit risk models. Systems, processes and model testing will take place in 2017 to embed the changes, enhance business readiness and help improve the understanding of the new impairment models. The programme is progressing in line with its delivery plans.

For all material portfolios, IFRS 9 expected credit loss calculation will leverage the systems, data and models used to calculate regulatory expected credit losses. IFRS 9 expected credit loss models will use the three key input parameters for the computation of expected loss: probability of default; loss given default; and exposure at default.

However, given the conservatism inherent in the regulatory expected losses calculation, a number of adjustments to these components must be made to ensure compliance with IFRS 9 requirements.

IFRS 9 models differ from the regulatory models in a number of conceptual ways, for example stage 2 assets under IFRS 9, for which there has been a significant increase in credit risk, carry a lifetime expected loss amount; whereas regulatory models generate 12 month expected losses for non-defaulted loans, even though they may have experienced a significant increase in credit risk. In addition, different assets are in scope for each reporting base. As a result, the size of the regulatory expected losses should not be taken as a proxy for the size of the loss allowance under IFRS 9.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 replaces IAS 18 Revenue and IAS 11 Construction Contracts. Financial instruments, leases and insurance contracts are out of scope and so this standard is not currently expected to have a significant impact on the Group’s profitability.

IFRS 15 is effective for annual periods beginning on or after 1 January 2018.

IFRS 16 Leases

On 13 January 2016 the IASB issued IFRS 16 to replace IAS 17 Leases. IFRS 16 requires lessees to recognise a right of use asset and a liability for future payments arising from a lease contract. Lessor accounting requirements remain aligned to the current approach under IAS 17.

IFRS 16 is effective for annual periods beginning on or after 1 January 2019.

LLOYDS BANKING GROUP PLC

19.	Future accounting developments (continued)

Amendments to IAS 7 Statement of Cash Flows, IAS 12 Income Taxes and IFRS 2 Share-based Payment

During 2016, the IASB has issued amendments to IAS 7 Statement of Cash Flows which require additional disclosure about an entity’s financing activities, IAS 12 Income Taxes which clarify when a deferred tax asset should be recognised for unrealised losses and IFRS 2 Share-based Payment which provide guidance on accounting for cash and certain net-settled schemes. These revised requirements, which are effective for annual periods beginning on or after 1 January 2017 for IAS 7 and IAS 12 and 1 January 2018 for IFRS 2, are not expected to have a significant impact on the Group.

20.	Condensed consolidating financial information

Lloyds Bank plc (Lloyds Bank) is a wholly owned subsidiary of the Company and intends to offer and sell certain securities in the US from time to time utilising a registration statement on Form F-3 filed with the SEC by the Company. This will be accompanied by a full and unconditional guarantee by the Company.

Lloyds Bank intends to utilise an exception provided in Rule 3-10 of Regulation S-X which allows it to not file its financial statements with the SEC. In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for:

•	The Company on a stand-alone basis as guarantor;

•	Lloyds Bank on a stand-alone basis as issuer;

•	Non-guarantor subsidiaries of the Company and non-guarantor subsidiaries of Lloyds Bank on a combined basis (Subsidiaries);

•	Consolidation adjustments; and

•	Lloyds Banking Group’s consolidated amounts (the Group).

Under IAS 27, the Company and Lloyds Bank account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase/(decrease) the result for the period of the Company and Lloyds Bank in the information below by £(111) million and £(1,309) million, respectively, for the half-year to 30 June 2016; £641 million and £448 million for the half-year to 30 June 2015; and £(678) million and £(10,696) million for the half-year to 31 December 2015. The net assets of the Company and Lloyds Bank in the information below would also be increased (decreased) by £5,926 million and £(8,106) million, respectively, at 30 June 2016; and £4,143 million and £(7,366) million at 31 December 2015.

LLOYDS BANKING GROUP PLC

20.	Condensed consolidating financial information (continued)

Income statements

For the half-year ended 30 June 2016	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net interest (expense) income	112	2,274	2,960	(121)	5,225
Other income	2,095	3,091	13,707	(5,688)	13,205
Total income	2,207	5,365	16,667	(5,809)	18,430
Insurance claims	−	−	(10,110)	−	(10,110)
Total income, net of insurance claims	2,207	5,365	6,557	(5,809)	8,320
Operating expenses	(10)	(3,113)	(3,035)	654	(5,504)
Trading surplus	2,197	2,252	3,522	(5,155)	2,816
Impairment	−	(364)	(25)	27	(362)
Profit (loss) before tax	2,197	1,888	3,497	(5,128)	2,454
Taxation	(292)	108	(636)	223	(597)
Profit (loss) for the period	1,905	1,996	2,861	(4,905)	1,857

For the half-year ended 30 June 2015	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net interest (expense) income	142	2,025	3,497	(172)	5,492
Other income	63	2,460	5,602	(1,812)	6,313
Total income	205	4,485	9,099	(1,984)	11,805
Insurance claims	−	−	(2,998)	−	(2,998)
Total income, net of insurance claims	205	4,485	6,101	(1,984)	8,807
Operating expenses	(12)	(3,897)	(3,438)	(106)	(7,453)
Trading surplus	193	588	2,663	(2,090)	1,354
Impairment	−	(65)	(133)	37	(161)
(Loss) profit before tax	193	523	2,530	(2,053)	1,193
Taxation	40	64	(514)	142	(268)
(Loss) profit for the period	233	587	2,016	(1,911)	925

For the half-year ended 31 December 2015	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net interest (expense) income	134	2,145	3,632	(85)	5,826
Other income	920	13,597	4,433	(13,431)	5,519
Total income	1,054	15,742	8,065	(13,516)	11,345
Insurance claims	−	−	(2,731)	−	(2,731)
Total income, net of insurance claims	1,054	15,742	5,334	(13,516)	8,614
Operating expenses	(278)	(5,097)	(3,510)	951	(7,934)
Trading surplus	776	10,645	1,824	(12,565)	680
Impairment	−	(200)	(89)	60	(229)
Profit (loss) before tax	776	10,445	1,735	(12,505)	451
Taxation	(112)	(121)	(289)	102	(420)
Profit (loss) for the period	664	10,324	1,446	(12,403)	31

LLOYDS BANKING GROUP PLC

20.	Condensed consolidating financial information (continued)

Consolidated statement of comprehensive income

Half-year ended 30 June 2016	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Profit (loss) for the period	1,905	1,996	2,861	(4,905)	1,857
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements (note 19):
Remeasurements before taxation	−	134	(401)	−	(267)
Taxation	−	(36)	76	−	40
	−	98	(325)	−	(227)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	−	104	77	3	184
Income statement transfers in respect of disposals	−	(525)	(49)	−	(574)
Income statement transfers in respect of impairment	−	145	1	−	146
Taxation	−	173	(21)	−	152
	−	(103)	8	3	(92)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	−	1,617	303	1,120	3,040
Net income statement transfers	−	(118)	(166)	78	(206)
Taxation	−	(405)	(37)	(310)	(752)
	−	1,094	100	888	2,082
Currency translation differences (tax: nil)	−	13	(41)	8	(20)
Other comprehensive income for the period, net of tax	−	1,102	(258)	899	1,743
Total comprehensive income for the period	1,905	3,098	2,603	(4,006)	3,600

Total comprehensive income attributable to ordinary shareholders	1,701	3,097	2,489	(3,954)	3,333
Total comprehensive income attributable to other equity holders	204	1	51	(52)	204
Total comprehensive income attributable to equity holders	1,905	3,098	2,540	(4,006)	3,537
Total comprehensive income attributable to non-controlling interests	−	−	63	−	63
Total comprehensive income for the period	1,905	3,098	2,603	(4,006)	3,600

LLOYDS BANKING GROUP PLC

20.	Condensed consolidating financial information (continued)

Consolidated statement of comprehensive income (continued)

Half-year ended 30 June 2015	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Profit (loss) for the period	233	587	2,016	(1,911)	925
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements (note 19):
Remeasurements before taxation	−	(111)	(191)	−	(302)
Taxation	−	22	38	−	60
	−	(89)	(153)	−	(242)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	−	(7)	(21)	12	(16)
Income statement transfers in respect of disposals	−	(15)	(34)	−	(49)
Income statement transfers in respect of impairment	−	−	9	(9)	−
Taxation	−	(2)	2	(2)	(2)
	−	(24)	(44)	1	(67)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	−	(308)	156	(252)	(404)
Net income statement transfers	−	(239)	(322)	80	(481)
Taxation	−	109	33	33	175
	−	(438)	(133)	(139)	(710)
Currency translation differences (tax: nil)	−	(12)	44	(5)	27
Other comprehensive income for the period, net of tax	−	(563)	(286)	(143)	(992)
Total comprehensive income for the period	233	24	1,730	(2,054)	(67)

Total comprehensive income attributable to ordinary shareholders	36	24	1,679	(2,054)	(315)
Total comprehensive income attributable to other equity holders	197	−	−	−	197
Total comprehensive income attributable to equity holders	233	24	1,679	(2,054)	(118)
Total comprehensive income attributable to non-controlling interests	−	−	51	−	51
Total comprehensive income for the period	233	24	1,730	(2,054)	(67)

LLOYDS BANKING GROUP PLC

20.	Condensed consolidating financial information (continued)

Consolidated statement of comprehensive income (continued)

Half-year ended 31 December 2015	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Profit (loss) for the period	664	10,324	1,446	(12,403)	31
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements (note 19):
Remeasurements before taxation	−	142	(114)	−	28
Taxation	−	(23)	22	−	(1)
	−	119	(92)	−	27
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	−	(293)	(6)	(3)	(302)
Income statement transfers in respect of disposals	−	1	(3)	−	(2)
Income statement transfers in respect of impairment	−	1	29	(26)	4
Taxation	−	(15)	−	11	(4)
	−	(306)	20	(18)	(304)
Movements in cash flow hedging reserve:
Effective net portion of changes in fair value	−	602	27	312	941
Net income statement transfers	−	(182)	(235)	(58)	(475)
Taxation	−	(185)	26	(9)	(168)
	−	235	(182)	245	298
Currency translation differences (tax: nil)	−	(1)	8	(76)	(69)
Other comprehensive income for the period, net of tax	−	47	(246)	151	(48)
Total comprehensive income for the period	664	10,371	1,200	(12,252)	(17)

Total comprehensive income attributable to ordinary shareholders	467	10,371	1,155	(12,252)	(259)
Total comprehensive income attributable to other equity holders	197	−	−	−	197
Total comprehensive income attributable to equity holders	664	10,371	1,155	(12,252)	(62)
Total comprehensive income attributable to non-controlling interests	−	−	45	−	45
Total comprehensive income for the period	664	10,371	1,200	(12,252)	(17)

LLOYDS BANKING GROUP PLC

20.	Condensed consolidating financial information (continued)

Balance sheets

At 30 June 2016	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	–	71,005	2,394	–	73,399
Items in course of collection from banks	–	634	270	–	904
Trading and other financial assets at fair value through profit or loss	–	51,268	106,383	(11,474)	146,177
Derivative financial instruments	484	49,667	24,963	(27,791)	47,323
Loans and receivables:
Loans and advances to banks	–	3,277	22,656	25	25,958
Loans and advances to customers	–	156,075	290,725	6,233	453,033
Debt securities	–	2,719	1,204	73	3,996
Due from fellow Lloyds Banking Group undertakings	3,969	130,946	91,480	(226,395)	−
	3,969	293,017	406,065	(220,064)	482,987
Available-for-sale financial assets	–	35,990	3,958	(4,088)	35,860
Held-to-maturity investments	–	21,500	–	–	21,500
Goodwill	–	–	2,343	(327)	2,016
Value of in-force business	–	–	4,450	299	4,749
Other intangible assets	–	763	311	645	1,719
Property, plant and equipment	–	3,657	9,213	70	12,940
Current tax recoverable	150	350	30	(497)	33
Deferred tax assets	22	3,198	1,825	(1,662)	3,383
Retirement benefit assets	–	666	352	4	1,022
Investment in subsidiary undertakings	43,740	39,241	−	(82,981)	−
Other assets	1,039	2,578	11,597	(994)	14,220
Total assets	49,404	573,534	574,154	(348,860)	848,232

LLOYDS BANKING GROUP PLC

20.	Condensed consolidating financial information (continued)

Balance sheets (continued)

At 30 June 2016	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Equity and liabilities

Liabilities
Deposits from banks	–	19,012	4,152	(2)	23,162
Customer deposits	−	215,141	208,289	(151)	423,279
Due to fellow Lloyds Banking Group undertakings	1,912	72,473	128,332	(202,717)	−
Items in course of transmission to banks	–	368	412	−	780
Trading and other financial liabilities at fair value through profit or loss	–	54,848	2,477	(5,231)	52,094
Derivative financial instruments	35	49,520	20,612	(27,791)	42,376
Notes in circulation	–	−	1,090	−	1,090
Debt securities in issue	−	84,696	28,512	(24,450)	88,758
Liabilities arising from insurance contracts and participating investment contracts	–	–	88,386	(17)	88,369
Liabilities arising from non-participating investment contracts	–	–	19,353	−	19,353
Other liabilities	394	4,791	28,684	(2,228)	31,641
Retirement benefit obligations	–	151	479	(38)	592
Current tax liabilities	−	5	1,483	(1,005)	483
Deferred tax liabilities	–	−	36	−	36
Other provisions	–	2,362	1,954	30	4,346
Subordinated liabilities	4,483	12,217	11,118	(4,883)	22,935
Total liabilities	6,824	515,584	545,369	(268,483)	799,294

Equity
Shareholders’ equity	37,225	54,733	26,853	(75,660)	43,151
Other equity instruments	5,355	3,217	1,500	(4,717)	5,355
Total equity excluding non-controlling interests	42,580	57,950	28,353	(80,377)	48,506
Non-controlling interests	−	−	432	−	432
Total equity	42,580	57,950	28,785	(80,377)	48,938

Total equity and liabilities	49,404	573,534	574,154	(348,860)	848,232

LLOYDS BANKING GROUP PLC

20.	Condensed consolidating financial information (continued)

Balance sheets (continued)

At 31 December 2015	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	−	55,919	2,498	−	58,417
Items in course of collection from banks	−	518	179	−	697
Trading and other financial assets at fair value through profit or loss	−	52,064	103,789	(15,317)	140,536
Derivative financial instruments	590	30,992	17,363	(19,478)	29,467
Loans and receivables:
Loans and advances to banks	−	2,625	22,467	25	25,117
Loans and advances to customers	−	158,117	291,529	5,529	455,175
Debt securities	−	2,865	1,247	79	4,191
Due from fellow Lloyds Banking Group undertakings	14,054	132,199	88,957	(235,210)	−
	14,054	295,806	404,200	(229,577)	484,483
Available-for-sale financial assets	−	32,476	4,835	(4,279)	33,032
Held-to-maturity investments	−	19,808	−	−	19,808
Goodwill	−	−	2,343	(327)	2,016
Value of in-force business	−	−	4,280	316	4,596
Other intangible assets	−	720	303	815	1,838
Property, plant and equipment	−	3,522	9,389	68	12,979
Current tax recoverable	32	250	21	(259)	44
Deferred tax assets	51	3,490	2,777	(2,308)	4,010
Retirement benefit assets	−	402	675	(176)	901
Investment in subsidiary undertakings	40,785	39,241	−	(80,026)	−
Other assets	909	916	13,028	(989)	13,864
Total assets	56,421	536,124	565,680	(351,537)	806,688

LLOYDS BANKING GROUP PLC

20.	Condensed consolidating financial information (continued)

Balance sheets (continued)

At 31 December 2015	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Equity and liabilities
Liabilities
Deposits from banks	−	13,614	3,313	(2)	16,925
Customer deposits	−	205,717	212,798	(189)	418,326
Due to fellow Lloyds Banking Group undertakings	10,516	70,656	122,031	(203,203)	−
Items in course of transmission to banks	−	326	391	−	717
Trading and other financial liabilities at fair value through profit or loss	−	56,332	5,043	(9,512)	51,863
Derivative financial instruments	−	31,040	14,739	(19,478)	26,301
Notes in circulation	−	−	1,112	−	1,112
Debt securities in issue	−	78,430	27,504	(23,878)	82,056
Liabilities arising from insurance contracts and participating investment contracts	−	−	80,316	(22)	80,294
Liabilities arising from non-participating investment contracts	−	−	22,777	−	22,777
Other liabilities	394	2,988	28,340	(2,061)	29,661
Retirement benefit obligations	−	148	255	(38)	365
Current tax liabilities	−	−	807	(528)	279
Deferred tax liabilities	−	−	1,053	(1,020)	33
Other provisions	−	3,421	2,236	30	5,687
Subordinated liabilities	3,065	19,124	14,106	(12,983)	23,312
Total liabilities	13,975	481,796	536,821	(272,884)	759,708

Equity
Shareholders’ equity	37,091	54,328	26,968	(77,153)	41,234
Other equity instruments	5,355	−	1,500	(1,500)	5,355
Total equity excluding non-controlling interests	42,446	54,328	28,468	(78,653)	46,589
Non-controlling interests	−	−	391	−	391
Total equity	42,446	54,328	28,859	(78,653)	46,980
Total equity and liabilities	56,421	536,124	565,680	(351,537)	806,688

LLOYDS BANKING GROUP PLC

20.	Condensed consolidating financial information (continued)

Cash flow statements

For the half-year ended 30 June 2016	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net cash provided by (used in) operating activities	(8,980)	27,973	6,915	(3,304)	22,604

Cash flows from investing activities:
Purchase of financial assets	–	(3,190)	(251)	−	(3,441)
Proceeds from sale and maturity of financial assets	–	1,917	1,479	(667)	2,729
Purchase of fixed assets	–	(574)	(1,246)	−	(1,820)
Proceeds from sale of fixed assets	–	12	897	−	909
Additional capital injections to subsidiaries	(3,217)	−	–	3,217	–
Capital repayments by subsidiaries	13,059	−	–	(13,059)	–
Acquisition of businesses, net of cash disposed	–	−	(6)	−	(6)
Disposal of businesses, net of cash disposed	–	−	5	−	5
Dividends received from subsidiaries	2,431	2,606	−	(5,037)	−
Return of capital contribution	405	−	−	(405)	−
Capital lending to subsidiaries	(2,753)	−	−	2,753	−
Net cash provided by investing activities	9,925	771	878	(13,198)	(1,624)

Cash flows from financing activities:
Dividends paid to ordinary shareholders	(1,427)	(2,430)	(2,555)	4,985	(1,427)
Distributions on other equity instruments	(204)	(1)	(51)	52	(204)
Dividends paid to non-controlling interests	−	–	(2)	−	(2)
Interest paid on subordinated liabilities	(99)	(930)	(545)	628	(946)
Issue of other equity instruments	−	3,217	−	(3,217)	−
Proceeds from issue of subordinated liabilities	1,061	2,753	−	(2,753)	1,061
Repayment of subordinated liabilities	–	(11,921)	(4,298)	11,541	(4,678)
Capital contribution received	–	–	−	−	−
Capital repayments to the Company	–	(3,387)	(1,198)	4,585	−
Change in non-controlling interests	–	–	(5)	−	(5)
Return of capital contribution	−	(405)	−	405	−
Net cash (used in) provided by financing activities	(669)	(13,104)	(8,654)	16,226	(6,201)
Effects of exchange rate changes on cash and cash equivalents	–	1	14	−	15
Change in cash and cash equivalents	276	15,641	(847)	(276)	14,794
Cash and cash equivalents at beginning of period	24	55,852	16,101	(24)	71,953
Cash and cash equivalents at end of period	300	71,493	15,254	(300)	86,747

LLOYDS BANKING GROUP PLC

20.	Condensed consolidating financial information (continued)

Cash flow statements (continued)

For the half-year ended 30 June 2015	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net cash provided by (used in) operating activities	(265)	21,719	(3,204)	3,070	21,320

Cash flows from investing activities:
Purchase of financial assets	–	(5,159)	(8,046)	847	(12,358)
Proceeds from sale and maturity of financial assets	–	6,241	8,597	–	14,838
Purchase of fixed assets	–	(567)	(997)	–	(1,564)
Proceeds from sale of fixed assets	–	35	491	–	526
Dividends received from subsidiaries	540	659	–	(1,199)	–
Additional capital injections to subsidiaries	–	(64)	–	64	−
Capital lending to Lloyds Bank	(38)	–	–	38	−
Capital repayments by Lloyds Bank	41	–	–	(41)	–
Return of capital contribution	431	–	–	(431)	−
Disposal of businesses, net of cash disposed	–	170	11	(4,463)	(4,282)
Net cash provided by investing activities	974	1,315	56	(5,185)	(2,840)

Cash flows from financing activities:
Dividends paid to ordinary shareholders	(535)	(540)	(659)	1,199	(535)
Distributions on other equity instruments	(197)	–	–	–	(197)
Dividends paid to non-controlling interests	–	–	(10)	–	(10)
Interest paid on subordinated liabilities	(64)	(907)	(912)	633	(1,250)
Repayment of subordinated liabilities	–	(1,087)	(981)	–	(2,068)
Capital contribution received	–	–	64	(64)	−
Return of capital contribution	–	(431)	–	431	−
Capital borrowing from the Company	–	38	–	(38)	–
Capital repayments to the Company	–	(41)	–	41	–
Change in non-controlling interests	–	–	1	–	1
Net cash (used in) provided by financing activities	(796)	(2,968)	(2,497)	2,202	(4,059)
Effects of exchange rate changes on cash and cash equivalents	–	(1)	(1)	–	(2)
Change in cash and cash equivalents	(87)	20,065	(5,646)	87	14,419
Cash and cash equivalents at beginning of period	195	42,972	22,175	(195)	65,147
Cash and cash equivalents at end of period	108	63,037	16,529	(108)	79,566

LLOYDS BANKING GROUP PLC

20.	Condensed consolidating financial information (continued)

Cash flow statements (continued)

For the half-year ended 31 December 2015	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net cash provided by (used in) operating activities	(1,275)	(13,595)	10,676	(754)	(4,948)

Cash flows from investing activities:
Dividends received from subsidiaries	540	12,161	−	(12,701)	−
Return of capital contributions	169	−	−	(169)	−
Purchase of financial assets	−	(2,744)	(5,547)	1,295	(6,996)
Proceeds from sale and maturity of financial assets	−	814	6,348	−	7,162
Purchase of fixed assets	−	(712)	(1,141)	−	(1,853)
Proceeds from sale of fixed assets	−	26	985	−	1,011
Purchase of other equity instruments issued by subsidiaries	−	(1,500)	−	1,500	−
Additional capital lending to Lloyds Bank	(1,119)	−	−	1,119	−
Capital repayments by Lloyds Bank	1,114	−	−	(1,114)	−
Acquisition of businesses, net of cash acquired	−	−	(5)	−	(5)
Disposal of businesses, net of cash disposed	−	680	111	(580)	211
Net cash (used in) provided by investing activities	704	8,725	751	(10,650)	(470)

Cash flows from financing activities:
Dividends paid to ordinary shareholders	(535)	(540)	(12,161)	12,701	(535)
Distributions on other equity instruments	(197)	−	−	−	(197)
Dividends paid to non-controlling interests	−	−	(42)	−	(42)
Interest paid on subordinated liabilities	(65)	(848)	(44)	367	(590)
Proceeds from issue of subordinated liabilities	1,436	−	−	(1,098)	338
Proceeds from issue of other equity instruments	−	−	1,500	(1,500)	−
Repayment of subordinated liabilities	(152)	(764)	(1,170)	955	(1,131)
Capital contributions received	−	−	101	(101)	−
Changes in non-controlling interests	−	−	(42)	−	(42)
Return of capital contributions	−	(169)	−	169	−
Capital borrowing from the Company	−	1,119	−	(1,119)	−
Capital repayments to the Company	−	(1,114)	−	1,114	−
Net cash provided by (used in) financing activities	487	(2,316)	(11,858)	11,488	(2,199)
Effects of exchange rate changes on cash and cash equivalents	−	1	3	−	4
Change in cash and cash equivalents	(84)	(7,185)	(428)	84	(7,613)
Cash and cash equivalents at beginning of period	108	63,037	16,529	(108)	79,566
Cash and cash equivalents at end of period	24	55,852	16,101	(24)	71,953

LLOYDS BANKING GROUP PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ G Culmer
Name:	George Culmer
Title:	Chief Financial Officer

Dated:	28 July 2016